SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 29, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange release dated on October 29, 2013: Nokia Corporation Interim Report for Q3 2013 and January-September 2013

INTERIM REPORT

Nokia Corporation	October 29, 2013 at 13:00
(CET +1)

Nokia Corporation Interim Report for Q3 2013 and January-September 2013

FINANCIAL AND OPERATING HIGHLIGHTS

Third quarter 2013 highlights:

Nokia Group non-IFRS EPS in Q3 2013 was EUR 0.01; reported EPS was EUR -0.02

•                  Nokia Group achieved underlying operating profitability for the fifth consecutive quarter, with a Q3 non-IFRS operating margin of 3.8%, driven by strong performances by Nokia Solutions and Networks (NSN) and HERE.

•                  Nokia Group ended Q3 with a strong balance sheet and solid cash position, with gross cash of EUR 9.1 billion and net cash of EUR 2.4 billion. Excluding the acquisition of Siemens’ stake in NSN for EUR 1.7 billion, Nokia Group net cash was approximately flat sequentially. At the end of Q3 NSN’s contribution to Nokia Group gross and net cash was EUR 2.7 billion and EUR 1.5 billion, respectively.

•                  NSN achieved underlying profitability for the sixth consecutive quarter, with Q3 non-IFRS operating margin of 8.4%, reflecting strong gross margin and continued progress relative to its strategy in a seasonally weak quarter.

•                  HERE achieved Q3 non-IFRS operating margin of 9.5%, reflecting solid gross margin and operational efficiency.

•                  Devices & Services achieved Q3 non-IFRS operating margin of negative 1.6%.

Nokia Group net sales in Q3 2013 were EUR 5.7 billion, flat quarter-on-quarter

•                  NSN Q3 net sales decreased 7% quarter-on-quarter to EUR 2.6 billion, primarily reflecting seasonality and NSN’s strategic focus.

•                  HERE Q3 net sales decreased 9% quarter-on-quarter to EUR 0.2 billion, primarily due to lower seasonal sales to vehicle customers.

•                  Devices & Services Q3 net sales increased 6% quarter-on-quarter to EUR 2.9 billion.

•                  Lumia Q3 volumes increased 19% quarter-on-quarter to 8.8 million units, reflecting our recently broadened Lumia product range and strong customer demand, particularly for the Lumia 520.

•                  Mobile Phones Q3 volumes increased 4% quarter-on-quarter to 55.8 million units, demonstrating solid performance across the majority of our portfolio due to recently launched devices, particularly the Nokia 105, the Asha 501, and the Nokia 210.

Additional information

Commencing the fourth quarter 2013, and subject to shareholder approval of the sale of substantially all of its Devices & Services business at our Extraordinary General Meeting (EGM), Nokia expects to report substantially all of its Devices & Services business as discontinued operations. If Nokia Group would have reported substantially all of its Devices & Services business as discontinued operations in the third quarter 2013 the net sales of its continuing operations would have been EUR 2.9 billion, which is EUR 2.8 billion lower than Nokia Group net sales of EUR 5.7 billion.  However, Nokia Group’s non-IFRS operating margin of its continuing operations would have been 11.5%, which is 7.7 percentage points higher than the third quarter 2013 non-IFRS operating margin of 3.8%.

January-September 2013 highlights:

Nokia Group net sales in January-September 2013 were EUR 17.2 billion

•                  Nokia Group net sales for the nine months ended September 2013 decreased 22% year-on-year.

•                  Reported EPS for the nine months ended September 2013 was EUR -0.16, compared to EUR -0.89 in the nine months ended September 2012.

Risto Siilasmaa, Nokia Chairman and interim CEO commented on the company’s progress: “Subject to the planned completion of the Microsoft transaction, Nokia will have three established businesses: NSN, HERE and Advanced Technologies.

Our strategy work is making good progress and it has already become clear that there are meaningful opportunities for all of our business areas: NSN, HERE and Advanced Technologies. In all of these businesses, we have strong assets that we continue to invest in for the long term benefit of our customers and shareholders.”

Commenting on the third quarter results, Timo Ihamuotila, Nokia CFO and interim President, said:

“The third quarter was among the most transformative in our company’s history. We became the full owner of NSN and we agreed on the sale of our handset operations to Microsoft, transactions which we believe will radically reshape the future of Nokia for the better. Subject to the completion of the Microsoft transaction, Nokia will have significantly improved earnings profile, strong financial position and a solid foundation from which to invest.

We are pleased that NSN and HERE both generated solid profitability in what was a seasonally weak third quarter and at a time when we continue to make significant R&D investments into future growth opportunities.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS third quarter 2013 results(1),(2),(3)					Reported and Non-IFRS January-September 2013 results(1),(2),(3),(4)
EUR million	Q3/13	Q3/12	YoY Change	Q2/13	QoQ Change	Q1- Q3/13	Q1- Q3/12	YoY Change
Nokia
Net sales	5 662	7 239	-22%	5 695	-1%	17 209	22 135	-22%
Operating profit	118	-564		-115		-147	-2 726
Operating profit (non-IFRS)	215	90	139%	303	-29%	699	-493
EPS, EUR diluted	-0.02	-0.26		-0.06		-0.16	-0.89
EPS, EUR diluted (non-IFRS)(5)	0.01	-0.07		0.00		-0.01	-0.23
Net cash from operating activities	9	-429		-196		19	-917
Net cash and other liquid assets(6)	2 413	3 564	-32%	4 067	-41%	2 413	3 564	-32%
Devices & Services(7)
Net sales	2 898	3 563	-19%	2 724	6%	8 510	11 832	-28%
Smart Devices net sales	1 254	976	28%	1 164	8%	3 582	4 221	-15%
Mobile Phones net sales	1 489	2 366	-37%	1 405	6%	4 484	6 968	-36%
Mobile device volume (mn units)	64.6	82.9	-22%	61.1	6%	187.6	249.3	-25%
Smart Devices volume (mn units)	8.8	6.3	40%	7.4	19%	22.3	28.4	-21%
Mobile Phones volume (mn units)	55.8	76.6	-27%	53.7	4%	165.3	220.9	-25%
Mobile device ASP(8)	45	43	5%	45	0%	45	47	-4%
Smart Devices ASP(8)	143	155	-8%	157	-9%	161	149	8%
Mobile Phones ASP(8)	27	31	-13%	26	4%	27	32	-16%
Operating profit	-86	-672		-33		-161	-1 363
Operating profit (non-IFRS)	-47	-252		-32		-75	-742
Operating margin %	-3.0%	-18.9%		-1.2%		-1.9%	-11.5%
Operating margin % (non-IFRS)	-1.6%	-7.1%		-1.2%		-0.9%	-6.3%
HERE(7)
Net sales	211	265	-20%	233	-9%	660	825	-20%
Operating profit	14	-56		-89		-172	-245
Operating profit (non-IFRS)	20	37	-46%	8	150%	23	114	-80%
Operating margin %	6.6%	-21.1%		-38.2%		-26.1%	-29.7%
Operating margin % (non-IFRS)	9.5%	14.0%		3.4%		3.5%	13.8%
Nokia Solutions and Networks(7)
Net sales	2 592	3 501	-26%	2 781	-7%	8 177	9 791	-16%
Mobile Broadband net sales	1 259	1 625	-23%	1 281	-2%	3 784	4 267	-11%
Global Services net sales	1 331	1 701	-22%	1 459	-9%	4 213	4 950	-15%
Operating profit	166	183	-9%	8		177	-1 047
Operating profit (non-IFRS)	218	324	-33%	328	-34%	742	206	260%
Operating margin %	6.4%	5.2%		0.3%		2.2%	-10.7%
Operating margin % (non-IFRS)	8.4%	9.3%		11.8%		9.1%	2.1%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this interim report is unaudited.  In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of NSN and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q3 2013 and Q3 2012 non-IFRS results to our reported results, can be found in our complete Q3 2013 and January-September 2013 interim report with tables on pages 24 and 27-32. A reconciliation of our Q2 2013 non-IFRS results to our reported results can be found in our complete Q2 interim report with tables on pages 19 and 21-25 published on July 18, 2013.

Note 2 relating to non-IFRS exclusions:

Q3 2013 — EUR 97 million (net) consisting of:

•                  EUR 39 million restructuring charge and other associated items in Nokia Solutions and Networks.

•                  EUR 3 million restructuring charge in HERE

•                  EUR 15 million restructuring charge in Devices & Services

•                  EUR 5 million restructuring related impairments in Devices & Services

•                  EUR 18 million of transaction costs related to the proposed sale of Devices & Services business to Microsoft.

•                  EUR 13 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q3 2013 taxes — EUR 33 million net tax expenses on prior year operations offset by certain tax benefits related to previous year’s earnings

Q2 2013 — EUR 418 million (net) consisting of:

•                  EUR 157 million restructuring charge and other associated items in NSN.

•                  EUR 151 million losses related to divestments of businesses in NSN.

•                  EUR 10 million restructuring charge in HERE

•                  EUR 12 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price accounting related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q3 2012 — EUR 654 million (net) consisting of:

•                  EUR 74 million restructuring charge and other associated items in NSN, including EUR 3 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments.

•                  EUR 2 million restructuring charge in HERE

•                  EUR 454 million restructuring charge in Devices & Services

•                  EUR 35 million positive item from a cartel claim settlement in Devices & Services

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of NSN and the acquisition of Motorola Solutions’ networks assets

•                  EUR 91 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                 EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q3 2012 taxes — EUR 157 million non-cash deferred tax expense related to legal reorganizations arising from HERE business integration.

Note 3 relating to changes to historical comparative financials due to revised IFRS accounting standard, IAS19 Employee Benefits: The historical comparative financials presented in the interim report include certain changes to previously reported information. These changes result from the retrospective application of a revised IFRS accounting standard IAS19, Employee Benefits and mainly relate to consolidated statements of comprehensive income and financial position. For more information on the adjustments between the previously reported information and the adjusted information, please see the related disclosure starting on page 39 of the complete Q1 2013 interim report with tables published on April 18, 2013.

Note 4 relating to January-September 2013 results: Further information about the results for the period from January 1 to September 30, 2013 can be found on pages 22-23, 25, 33-34 and 37-38 of the complete Q3 2013 and January-September 2013 interim report with tables.

Note 5 relating to non-IFRS Nokia EPS: Nokia taxes were unfavorably impacted by Devices & Services taxes as no tax benefits are recognized for certain Devices & Services deferred tax items. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 2.2 Euro cent higher in Q3 2013. Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished in Finland, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its NSN business. Nokia expects to continue to record taxes related to its HERE business at a 26% rate.

Note 6 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on pages 46-47 of the complete Q3 2013 and January-September 2013 interim report with tables.

Note 7 relating to operational and reporting structure: We have three businesses: Devices & Services, HERE and Nokia Solutions and Networks (formerly Nokia Siemens Networks), also known as NSN, and five operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services;  HERE; Mobile Broadband and Global Services within NSN. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full-touch smartphones. Devices & Services also contains Devices & Services Other, which includes net sales of our luxury phone business Vertu through October 12, 2012, spare parts and related cost of sales and operating expenses, as well as intellectual property (IPR) income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm. Nokia has signed an agreement on September 2, 2013 to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business to Microsoft. Starting with the fourth quarter of 2013, and subject to shareholder approval at our EGM, Nokia expects to report substantially all of its Devices & Services business as discontinued operations. HERE focuses on the development of location-based services and local commerce. We introduced HERE as the new brand for our location and mapping service in November 2012. As of January 1, 2013, our Location & Commerce business and reportable segment was renamed HERE. NSN is one of the leading global providers of telecommunications infrastructure hardware, software and services, with the focus on the mobile broadband market. NSN includes two reportable segments, Mobile Broadband and Global Services. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including professional services, network implementation and customer care services. NSN also contains NSN Other, which includes net sales and related cost of sales and operating expenses of Non-core businesses as well as Optical Networks through May 6, 2013 when its divestment was completed. On August 7, 2013, Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which is being used also for financial reporting purposes. Until the end of the second quarter 2013, NSN has been reported as a single reportable segment for Nokia financial reporting purposes.

Note 8 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu through October 12, 2012, spare parts, as well as intellectual property income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes. As IPR income is included in Devices & Services Other net sales, we provide our total mobile device ASP both including and excluding IPR income. The mobile device ASP excluding IPR income in the third quarter 2013 was EUR 43, up 5% from EUR 41 in the third quarter 2012 and up 2% from EUR 42 in the second quarter 2013.

NOKIA OUTLOOK

•                  Nokia expects NSN’s non-IFRS operating margin in the fourth quarter 2013 to be approximately positive 12 percent, plus or minus four percentage points. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  industry seasonality;

•                  the timing of major new network deployments; and

•                  expected continued improvement under NSN’s restructuring and transformation programs.

•                  In the fourth quarter 2013, Nokia expects NSN to deliver solid net sales growth on a sequential basis, supported by strong industry seasonality.

•                  Nokia continues to target to reduce NSN’s non-IFRS annualized operating expenses and production overheads by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

•                  Nokia has signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business to Microsoft. Commencing the fourth quarter 2013, and subject to shareholder approval of the transaction at our EGM, Nokia expects to report substantially all of its Devices & Services business as discontinued operations. In the fourth quarter 2013, Nokia expects the discontinued operations related to the Devices & Services business to generate negative operating margin on a non-IFRS basis.

•                  Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

NSN STANDALONE INTERIM REPORT TO BE PUBLISHED TODAY

•                  As previously announced, as a result of the debt securities NSN issued in March 2013, NSN is committed to making certain financial data publicly available through its standalone reporting format. Consequently, NSN also plans to publish its standalone third quarter 2013 and January-September 2013 interim report on today at approximately 1.30pm Finnish time.

•                  The report will also be made available on NSN’s website at: www.nsn.com/about-us/company/financial/financial-results. The reported financial results presented on a standalone basis by NSN may differ from those reported by Nokia due to the treatment of discontinued operations and certain accounting presentation differences. In addition, the presentation of underlying business performance information by Nokia and NSN differs due to presentation differences adopted by Nokia (non-IFRS information) and NSN (information before specific items) and the items excluded by each in their respective presentations.

NOKIA TO SELL DEVICES & SERVICES TO MICROSOFT IN EUR 5.44 BILLION ALL-CASH TRANSACTION

On September 3, 2013, Nokia Corporation announced that it had signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft for EUR 5.44 billion in cash, payable at closing. Nokia expects to book a net gain on sale of approximately EUR 3.0 billion, and expects the transaction to be significantly accretive to earnings.

The transaction is subject to certain purchase price adjustments, protecting both Nokia and Microsoft. Based on Devices & Services’ financial performance in the third quarter of 2013 as well as our expectations for Devices & Services’ financial performance through the end of the first quarter 2014, we currently expect that the purchase price adjustments related to net working capital and aggregate cash earnings would be approximately zero. Therefore we expect that the total purchase price will be EUR 5.44 billion as announced earlier.

The transaction is expected to close in the first quarter of 2014, subject to approval by Nokia shareholders, regulatory approvals and other customary closing conditions. At closing, approximately 32 000 people are expected to transfer to Microsoft, including approximately 4 700 people in Finland. Nokia will retain its headquarters in Finland. Of the Devices & Services related assets, Nokia’s CTO (Chief Technology Office) organization and patent portfolio will remain within the Nokia Group. The operations that are planned to be transferred to Microsoft generated an estimated EUR 14.9 billion, or almost 50%, of Nokia’s net sales for the full year 2012.

In connection with the transaction, Nokia will grant Microsoft a 10 year non-exclusive license to its patents as of the time of the closing, and Microsoft will grant Nokia reciprocal rights related to HERE services. In addition, Nokia will grant Microsoft an option to extend this mutual patent license agreement to perpetuity. Of the total purchase price of EUR 5.44 billion, EUR 3.79 billion relates to the purchase of substantially all of the Devices & Services business, and EUR 1.65 billion relates to the 10 year mutual patent license agreement and the option to extend this agreement to perpetuity.

Additionally, Microsoft will become a strategic licensee of the HERE platform, and will separately pay Nokia for a four year license. This revenue stream is expected to substantially replace the revenue stream HERE is currently receiving from Nokia’s Devices & Services business internally. If the transaction closes Microsoft is expected to become one of the top three customers of HERE.

Microsoft agreed to make immediately available to Nokia EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds to be issued by Nokia maturing in 5, 6 and 7 years, respectively. On September 6, 2013, Nokia announced that it had decided to draw down all of this financing to prepay financing raised for the acquisition of the shares in NSN which was completed in August 2013 and for general corporate purposes. Microsoft has agreed not to sell any of the bonds or convert any of the bonds to Nokia shares prior to the closing of the sale of the Devices & Services business. If the sale of the Devices & Services business is completed, the bonds will be redeemed and the principal amount and accrued interest netted against the proceeds from the transaction.

Following the transaction, Nokia plans to focus on its three established businesses, each of which is a leader in enabling mobility in its respective market segment: NSN, a leader in network infrastructure and services; HERE, a leader in mapping and location services; and Advanced Technologies, which will build on several of Nokia’s current CTO and intellectual property rights activities. At closing, this transaction is expected to provide a solid basis for future investment in these three businesses. The transaction is also expected to significantly strengthen Nokia’s financial position and Nokia targets to return to being an investment grade company.

Nokia’s Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction. This evaluation will comprise of evaluations of strategies for each of Nokia’s three businesses and possible synergies between them, as well as an evaluation of the optimal corporate and capital structure for Nokia after the closing of the transaction. After this evaluation is complete, deemed excess capital is planned to be distributed to shareholders.

Under the terms of the agreement, the closing of the transaction will be subject to approval by Nokia shareholders. Nokia plans to hold an Extraordinary General Meeting on November 19, 2013 and has published a notice of the meeting and made available more information on the transaction and its background. This information can be found at www.nokia.com/gm

Nokia’s Board of Directors recommends that Nokia shareholders vote to confirm and approve the sale of the Devices & Services business at the Extraordinary General Meeting.

The Devices & Services business has not been presented as discontinued operations in the third quarter 2013 as the transaction is subject to shareholder approval at our Extraordinary General Meeting combined with the fact that Nokia’s shareholder base is widely distributed. Commencing the fourth quarter 2013, Nokia Group expects to report substantially all of its Devices & Services business as discontinued operations.

NOKIA COMPLETES THE ACQUISITION OF SIEMENS’ STAKE IN NOKIA SIEMENS NETWORKS

On August 7, 2013, Nokia announced that it had completed the acquisition of Siemens’ stake in Nokia Siemens Networks. The transaction was originally announced on July 1, 2013.

In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN.

Rajeev Suri continues as CEO and Jesper Ovesen continues as Executive Chairman of the NSN Board of Directors. The NSN Board of Directors has been adjusted to the new ownership structure as the Siemens-appointed directors have resigned.

To date, NSN has been reported as a single reportable segment for Nokia financial reporting purposes. During the third quarter 2013, Nokia acquired Siemens’ stake in NSN and as a result, NSN is a wholly owned subsidiary of Nokia. Consequently, beginning with this interim report, Nokia reports financial information for two operating and reportable segments within NSN, Mobile Broadband and Global Services, which reflects how Nokia management is reviewing the NSN financial information following the completion of the transaction.

THIRD QUARTER 2013 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

See note 7 to our Summary Financial Information table above concerning our current operational and reporting structure and note 3 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

THIRD QUARTER 2013 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-22%	-1%
Group net sales - constant currency(1)	-18%	1%
Devices & Services net sales — reported	-19%	6%
Devices & Services net sales - constant currency(1)	-16%	9%
Here net sales — reported	-20%	-9%
Here net sales — constant currency(1)	-18%	-9%
NSN net sales — reported	-26%	-7%
NSN net sales - constant currency(1)	-21%	-5%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia Group’s net sales would have decreased 18% year-on-year and increased 1% sequentially.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net cash from operating activities	9	-429		-196
NSN contribution (approximate)	190	320	-41%	90	111%
Total cash and other liquid assets	9 134	8 779	4%	9 453	-3%
NSN contribution	2 656	2 034	31%	2 519	5%
Net cash and other liquid assets(1)	2 413	3 564	-32%	4 067	-41%
NSN contribution	1 536	613	151%	1 446	6%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

If the transaction to sell Microsoft substantially all of our Devices & Services business would have closed before the end of the third quarter 2013, Nokia would have ended the quarter with gross cash of approximately EUR 13 billion and net cash of approximately EUR 7.5 billion. Additionally, assuming repayment of Nokia’s interest bearing debt of approximately EUR 2 billion maturing in February 2014, Nokia would have ended the third quarter 2013 with gross cash of approximately EUR 11 billion and net cash of approximately EUR 7.5 billion. This compares to reported gross cash of EUR 9.1 billion and net cash of EUR 2.4 billion at the end of the third quarter 2013.

In the third quarter 2013, Nokia Group total cash and other liquid assets decreased sequentially by EUR 319 million and Nokia Group net cash and other liquid assets decreased sequentially by EUR 1.7 billion.

The items below are the primary drivers of the decrease in Nokia Group net cash and other liquid assets in the third quarter 2013 of EUR 1.7 billion:

•                  Nokia Group level net profit adjusted for non-cash items of positive EUR 241 million;

•                  Nokia Group level outflow related to the acquisition of Siemens’ stake in Nokia Siemens Networks of EUR 1.7 billion;

•                  Nokia Group level net working capital-related cash outflows of approximately EUR 160 million, which included approximately EUR 170 million of restructuring related cash outflows;

•                  Nokia Group excluding NSN level net working capital-related outflows of approximately EUR 60 million, which included approximately EUR 30 million of restructuring-related cash outflows. Excluding the restructuring-related cash outflows, Nokia Group excluding NSN level net working capital-related outflows of approximately EUR 30 million is primarily due to an increase in receivables and inventories, partially offset by an increase in interest free short term liabilities.

•                  NSN level net working capital-related outflows of approximately EUR 100 million, which included approximately EUR 140 million of restructuring-related cash outflows. Excluding the restructuring-related cash outflows, NSN level net working capital-related inflows of approximately EUR 40 million is primarily due to a reduction of receivables, partially offset by an increase in inventories and decrease in interest free short-term liabilities;

•                  Nokia Group level net financial income and expense-related cash inflow of approximately EUR 70 million,

•                  Nokia Group level cash tax net outflows of approximately EUR 140 million;

•                  Nokia Group level capital expenditure of approximately EUR 70 million;

•                  Nokia Group level proceeds related to distributions from unlisted venture funds, of approximately EUR 60 million;

•                  Nokia Group level proceeds related to the equity component of the Microsoft convertible bond of approximately EUR 150 million; and

•                  Nokia Group level negative foreign exchange impact from translation of net cash of approximately EUR 50 million.

In the third quarter 2013, we received a quarterly platform support payment of USD 250 million (approximately EUR 190 million) from Microsoft. Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft. Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments that vary over the life of the agreement. Software royalty payments, with minimum commitments are paid quarterly. The platform support payments and minimum software royalty commitment payments will continue until the proposed sale of substantially all of our Devices & Services business to Microsoft closes.

In the third quarter 2013, we recognized a gain of EUR 50 million in Corporate Common other operating income and expenses due to a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd. On September 30, 2013 Nokia had investments of EUR 432 million in unlisted funds that make similar investments, reported under Non-current assets, Available-for-sale investments.

As a consequence of the purchase agreement whereby Nokia will sell substantially all of its Devices & Services business to Microsoft, as well as Nokia’s acquisition of the Siemens’ stake in Nokia Siemens Networks, we concluded that there were sufficient indicators to require Nokia Group to perform its annual goodwill impairment assessment as of September 30, 2013. As a result of the noted transactions, the Group reviewed the structure of its cash generating units for the purposes of the goodwill impairment assessment. The Group’s cash generating units in the impairment assessment were defined as Devices & Services, HERE, NSN Global Services and NSN Mobile Broadband.  As of September 30, 2013, goodwill of EUR 1 417 million, EUR 3 219 million, EUR 91 million and EUR 88 million was allocated to Devices & Services, HERE, NSN Global Services and NSN Mobile Broadband, respectively.

While methodology and models used in the impairment assessment with respect to HERE and NSN cash generating units are consistent with those used in the annual assessment performed during the fourth quarter of 2012, the Devices & Services cash generating unit recoverable value was performed using the fair value less costs to sell based on the agreed purchase price defined in the Microsoft purchase agreement, excluding any consideration attributable to patents and patent applications. Previously, a discounted cash flow analysis with value in use basis was utilized to derive the estimated recoverable values for Smart Devices and Mobile Phones cash generating units. Inputs to the valuation models utilized for HERE, NSN Global Services and NSN Mobile Broadband cash generating units, such as cash flows, discount rates and growth rates, have been updated to reflect our most recent projections. Management does not expect that the parameters used and results of the impairment assessment would materially change during the fourth quarter 2013.

There was no goodwill impairment charge recorded during the third quarter 2013 as a result of the goodwill impairment assessment, however an adverse change in any of the key assumptions used in measuring the recoverable value of our HERE business could have resulted in goodwill impairment as the current carrying value of this cash generating unit is only slightly lower than its’ recoverable value. While we believe the estimated recoverable values are reasonable, actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges.

During third quarter 2013, Nokia Group also performed as a result of the above mentioned two transactions an assessment of the potential recoverability of deferred tax assets currently subject to valuation allowance. The entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent there is convincing evidence that losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits, both including and excluding Devices & Services business, may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence, such as history of cumulative Finnish losses in Devices & Services and NSN business. While no deferred tax assets were recognized for Finnish tax losses and other temporary differences, Nokia Group has at the end of the third quarter 2013 in total approximately EUR 2.7 billion (calculated at 24.5% tax rate) of net deferred tax assets which have not been recognized in the financial statements. The majority of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish tax liabilities. There is a draft Government proposal to reduce the Finnish corporate tax rate to 20% from January 1, 2014 which would correspondingly reduce the amount of any recognizable net deferred tax assets in the future.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net sales (EUR million)(1)	2 898	3 563	-19%	2 724	6%
Mobile device volume (million units)	64.6	82.9	-22%	61.1	6%
Mobile device ASP (EUR)	45	43	5%	45
Non-IFRS gross margin (%)	23.2%	18.5%		24.4%
Non-IFRS operating expenses (EUR million)	707	904	-22%	696	2%
Non-IFRS operating margin (%)	-1.6%	-7.1%		-1.2%
Operating margin (%)	-3.0%	-18.9%		-1.2%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units.

Smartphone Volumes

In the third quarter 2013, Devices & Services total smartphone volumes increased sequentially to 14.7 million units, compared to 11.7 million units in the second quarter 2013, composed of:

•                  8.8 million Lumia smartphones in Smart Devices

•                  5.9 million Asha full-touch smartphones in Mobile Phones

Devices & Services Other

Year-on-year Devices & Services Other net sales of EUR 155 million were lower in the third quarter 2013, compared to EUR 221 million in the third quarter 2012, primarily due to the divestment of Vertu. Sequentially, Devices & Services Other net sales were approximately flat.

Within Devices & Services Other, we estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

Channel Inventory

We ended the third quarter 2013 within our normal 4 to 6 week channel inventory range.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Europe	846	985	-14%	818	3%
Middle East & Africa	428	682	-37%	420	2%
Greater China	215	278	-23%	232	-7%
Asia-Pacific	769	977	-21%	683	13%
North America	214	36	494%	123	74%
Latin America	426	605	-30%	448	-5%
Total	2 898	3 563	-19%	2 724	6%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Europe	13.2	16.8	-21%	11.3	17%
Middle East & Africa	14.7	19.1	-23%	16.6	-11%
Greater China	4.0	5.8	-31%	4.1	-2%
Asia-Pacific	23.6	30.1	-22%	20.2	17%
North America	1.4	0.3	367%	0.5	180%
Latin America	7.7	10.8	-29%	8.4	-8%
Total	64.6	82.9	-22%	61.1	6%

On a year-on-year basis, net sales decreased in all regions, except for North America. The largest year-on-year decline in net sales was in Middle East & Africa, followed by Asia-Pacific, Latin America, Europe and Greater China. In Middle East & Africa, Asia Pacific, Latin America, Europe and Greater China the year-on-year net sales declines were primarily due to lower sales in our Mobile Phones business unit. In North America, the year-on-year sales increase was primarily due to our Smart Devices business unit.

On a sequential basis, net sales increased in all regions except Latin America and Greater China. The largest sequential increase in net sales was in North America, followed by Asia-Pacific, Europe, and Middle East & Africa. In North America and Middle East & Africa, the sequential increases were primarily due to higher sales in our Smart Devices business. In Asia-Pacific and Europe the sequential sales increases were primarily due to higher sales in our Mobile Phones business. In Latin America the sequential sales decrease was primarily due to lower sales in our Mobile Phones business unit. In Greater China the sequential decrease was primarily due to lower sales in our Smart Devices business unit.

At constant currency Devices & Services’ net sales would have decreased 16% year-on-year and increased 9% sequentially.

Non-IFRS Operating Expenses

Devices & Services non-IFRS operating expenses decreased 22% year-on-year and increased 2% sequentially in the third quarter 2013. On a year-on-year basis, operating expenses related to Mobile Phones and Smart Devices decreased 34% and 6%, respectively, in the third quarter 2013. On a sequential basis, operating expenses related to Smart Devices increased 2% in the third quarter 2013, whereas operating expenses related to Mobile Phones decreased 2%. In addition to the factors described below, the year-on-year change was affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Smart Devices and Mobile Phones, respectively.

Devices & Services non-IFRS research and development expenses decreased 22% year-on-year in the third quarter 2013 primarily due to reductions in certain Mobile Phones and Symbian-

related activities, a lower cost base as a result of business divestments and overall cost controls. On a sequential basis, Devices & Services non-IFRS research and development expenses increased 5% in the third quarter 2013 primarily due to lower accrued incentive expenses in the second quarter of 2013 consistent with Devices & Services business performance.

Devices & Services non-IFRS sales and marketing expenses decreased 20% year-on-year in the third quarter 2013 primarily due to lower personnel related expenses, a lower cost base as a result of business divestments and overall cost controls, partially offset by higher product-specific marketing in support of recently launched Lumia and Asha products. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses were approximately flat in the third quarter 2013 primarily due to higher product-specific marketing in support of recently launched Lumia and Asha products offset by lower personnel related expenses.

Devices & Services non-IFRS administrative and general expenses decreased 33% year-on-year in the third quarter 2013 and decreased 13% sequentially in the third quarter 2013. The year-on-year decrease was primarily related to a lower cost base as a result of business divestments and overall cost controls, partially offset by shared function cost categorization. The sequential decrease was primarily due to lower personnel related expenses.

Non-IFRS Operating Margin

The higher year-on-year Devices & Services non-IFRS operating margin in the third quarter 2013 was primarily due to a higher gross margin and lower operating expenses as a percentage of net sales.

The sequentially lower Devices & Services non-IFRS operating margin in the third quarter 2013 was primarily due to a lower gross margin, partially offset by lower operating expenses as a percentage of net sales compared to the second quarter 2013.

Devices & Services non-IFRS other income and expense for the third quarter 2013 was an expense of EUR 12 million, an expense of EUR 2 million in the second quarter of 2013 and an expense of EUR 8 million in the third quarter 2012.

Operating Margin

The higher year-on-year Devices & Services operating margin in the third quarter 2013 was primarily due to a higher gross margin and lower operating expenses as a percentage of net sales. In the third quarter 2013, other income and expenses was an expense of EUR 50 million, compared to an expense of EUR 427 million in the third quarter 2012.

The sequentially lower Devices & Services operating margin in the third quarter 2013 was primarily due to a lower gross margin, partially offset by lower operating expenses as a percentage of net sales compared to the second quarter 2013. In the third quarter 2013, other income and expense was an expense of EUR 50 million, compared to an expense of EUR 2 million in the second quarter 2013.

Devices & Services other income and expense for the third quarter 2013 was an expense of EUR 50 million, an expense of EUR 2 million in the second quarter of 2013 and an expense of EUR 427 million in the third quarter 2012. In the third quarter 2013, on a year-on-year basis, Devices & Services reported other income and expense had a positive impact on profitability due to a lower amount of restructuring-related charges and associated items. In the third quarter 2013, on a sequential basis, Devices & Services reported other income and expense had a negative impact on profitability due to transaction costs related to the proposed sale of substantially all of our Devices & Services business, higher amount of restructuring-related charges and associated items.

Cost Reduction Activities and Planned Operational Adjustments

The following table sets forth a summary of our Devices & Services cost reduction activities and planned operational adjustments.

DEVICES & SERVICES RESTRUCTURING SUMMARY

EUR (million)	Q3/2013 (approximate)	Cumulative up to Q3/2013 (approximate)	Q4/2013 (approximate estimate)	2013 (approximate estimate)	Total (approximate estimate)
Restructuring-related charges	20	1 450	Not provided	Not provided	1 500
Restructuring-related cash outflows	30	1 300	20	200	1 350

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

At the end of the third quarter 2013, Devices & Services and Corporate Common had approximately 32 200 employees, a reduction of approximately 6 100 compared to the end of the third quarter 2012, and an increase of approximately 800 compared to the end of the second quarter 2013.

By the end of the third quarter 2013, we had recorded cumulative Devices & Services restructuring-related charges and other associated items of approximately EUR 1.45 billion. In total, we continue to expect cumulative Devices & Services restructuring-related charges of approximately EUR 1.5 billion before the end of 2013.

By the end of the third quarter 2013, Devices & Services had cumulative restructuring-related cash outflows of approximately EUR 1.3 billion. Of the total expected charges relating to restructuring activities of approximately EUR 1.5 billion, we continue to expect Devices & Services non-cash charges to be approximately EUR 150 million.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net sales (EUR million)(1)	1 254	976	28%	1 164	8%
Smart Devices volume (million units)	8.8	6.3	40%	7.4	19%
Smart Devices ASP (EUR)	143	155	-8%	157	-9%
Gross margin (%)	16.4%	-3.5%		21.1%
Operating expenses (EUR million)(2)	415	441	-6%	406	2%
Contribution margin (%)(2)	-17.1%	-48.9%		-14.1%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year changes in operating expenses were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Smart Devices in the second and third quarters of 2013. Accordingly, third quarter 2013 operating expenses are not directly comparable to third quarter 2012 operating expenses.

Net Sales

Both year-on-year and sequentially, the increase in our Smart Devices net sales in the third quarter 2013 was due to higher volumes, partially offset by lower ASPs.

Volume

The year-on-year increase in our Smart Devices volumes in the third quarter 2013 was primarily due to higher Lumia volumes, partially offset by lower Symbian volumes. Symbian volumes decreased from 3.5 million units in the third quarter 2012 to approximately zero in the third quarter 2013. Our Lumia volumes increased from 2.9 million in the third quarter 2012 to 8.8 million in the third quarter 2013.

On a sequential basis, the increase in our Smart Devices volumes in the third quarter 2013 was primarily due to the Lumia 520.

Average Selling Price

The year-on-year decrease in our Smart Devices ASP in the third quarter 2013 was primarily due to lower recognition of deferred revenue related to services sold in combination with our devices and lower sales of accessories, partially offset by a positive mix shift towards sales of our Lumia products which carry a higher ASP than our Symbian products and the net positive effect of foreign currency fluctuations.

Sequentially, the decrease in our Smart Devices ASP in the third quarter 2013 was primarily due to our pricing actions, lower recognition of deferred revenue on services sold in combination with our devices and the net negative effect of foreign currency fluctuations, partially offset by a positive mix shift towards the Lumia 1020 which started to ship in the third quarter 2013 and the Lumia 925 which started to ship in the second quarter 2013.

Gross Margin

The significant year-on-year increase in our Smart Devices gross margin in the third quarter 2013 was primarily due to a positive mix shift towards sales of our Lumia products which carry a higher gross margin than our Symbian products as well as inventory-related allowances. Specifically, regarding inventory-related allowances, in the third quarter 2013, Smart Devices gross margin was negatively affected by approximately EUR 20 million of net allowances related to excess component inventory and future purchase commitments. In the third quarter 2012, Smart Devices gross margin was negatively impacted by approximately EUR 120 million of net allowances related to excess component inventory, future purchase commitments and an inventory revaluation. In the third quarter 2013, the year-on-year increase in our Smart Devices gross margin was also due to lower fixed costs per unit because of higher sales volumes. The year-on-year increase in our Smart Devices gross margin was partially offset by higher warranty costs in the third quarter 2013 due to the reversal of previously recognized warranty costs in the third quarter 2012 related to our Symbian devices.

On a sequential basis, the decrease in our Smart Devices gross margin in the third quarter 2013 was primarily due to inventory-related allowances. Specifically, in the third quarter 2013, Smart Devices gross margin was negatively affected by approximately EUR 20 million of excess component inventory and future purchase commitments, whereas in the second quarter 2013 our Smart Devices gross margin benefited from the reversal of approximately EUR 20 million of previously recognized excess component inventory and future purchase commitments.

Increases or decreases to Smart Devices inventory-related allowances may be required in the future depending on several factors, including consumer demand and continued ramp-up, particularly related to our new Lumia products.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net sales (EUR million)(1)	1 489	2 366	-37%	1 405	6%
Mobile Phones volume (million units)	55.8	76.6	-27%	53.7	4%
Mobile Phones ASP (EUR)	27	31	-13%	26	4%
Gross margin (%)	21.5%	21.7%		19.5%
Operating expenses (EUR million)(2)	260	393	-34%	266	-2%
Contribution margin (%)(2)	3.6%	4.9%		0.2%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year changes in operating expenses were affected by the allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Mobile Phones in the second and third quarters of 2013. Accordingly, third quarter 2013 operating expenses are not directly comparable to third quarter 2012 operating expenses.

Net Sales

On a year-on-year basis, the decline in our Mobile Phones net sales in the third quarter 2013 was due to lower volumes and lower ASPs. On a sequential basis, the increase in our Mobile Phones net sales in the third quarter 2013 was due to higher ASPs and higher volumes.

Volume

During the third quarter 2013 we shipped 55.8 million Mobile Phones units, of which 5.9 million were Asha full-touch smartphones.

On a year-on-year basis, our Mobile Phones volumes in the third quarter 2013 were negatively affected by competitive industry dynamics, including intense competition at the low end of our product portfolio and intense smartphone competition at increasingly lower price points.

On a sequential basis, our Mobile Phones volumes in the third quarter 2013 were positively affected by solid performance across the majority of our product portfolio due to recently launched devices, in particular the Nokia 105, the Asha 501, and the Nokia 210.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the third quarter 2013 was primarily due to a higher proportion of sales of lower priced devices as well as general price erosion and our pricing actions.

The sequential increase in our Mobile Phones ASP in the third quarter 2013 was primarily due to a higher proportion of sales of higher priced devices, particularly the Asha 501. The sequential increase was partially offset by the net negative effect of foreign currency fluctuations, as well as general price erosion and our pricing actions.

Gross Margin

On a year-on-year basis, our Mobile Phones gross margin in the third quarter 2013 was approximately flat. On a year-on-year basis, our Mobile Phones gross margin in the third quarter 2013 benefitted from higher cost erosion than price erosion. On a year-on-year basis, our Mobile Phones gross margin in the third quarter 2013 was negatively impacted by higher fixed costs per unit because of lower sales volumes as well as the net negative effect of foreign currency fluctuations.

On a sequential basis, the increase in our Mobile Phones gross margin in the third quarter 2013 was primarily due to a higher proportion of higher gross margin devices, particularly the Asha 501 and the Nokia 210, and the net positive effect of foreign currency fluctuations, partially offset by higher warranty costs in the third quarter 2013, due to the reversal of previously recognized warranty costs in the second quarter 2013.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net sales (EUR million)	211	265	-20%	233	-9%
External net sales (EUR million)	176	179	-2%	195	-10%
Internal net sales (EUR million)	35	86	-59%	38	-8%
Non-IFRS gross margin (%)	82.5%	80.4%		76.1%
Non-IFRS operating expenses (EUR million)	153	175	-13%	169	-9%
Non-IFRS operating margin (%)	9.5%	14.0%		3.4%
Operating margin (%)	6.6%	-21.1%		-38.2%

Net Sales

In the third quarter 2013, the year-on-year decline in external HERE net sales was primarily due to the net negative effect of foreign currency fluctuations, lower sales to personal navigation device (PND) customers consistent with declines in the PND industry and a non-recurring sale of data in the third quarter 2012, partially offset by higher sales to vehicle customers and non-recurrence of a negative sales adjustment made in the third quarter 2012 related to historical license fees in the normal course of business for a particular customer. At constant currency, external HERE net sales would have grown on a year-on-year basis.

In the third quarter 2013, the sequential decline in external HERE net sales was primarily due to lower seasonal sales to vehicle customers and the net negative effect of foreign currency fluctuations.

In the third quarter 2013, HERE had sales of new vehicle licenses of 2.6 million units, compared to 2.1 million units in the third quarter 2012 and 2.7 million units in the second quarter 2013. On a year-on-year basis, unit sales to vehicle customers increased primarily due to higher adoption of in-vehicle navigation, whereas on a sequential basis unit sales to vehicle customers decreased primarily due to seasonality. Sales to vehicle customers represented well over 50% of external HERE net sales in the third quarter 2013, as well as in the third quarter 2012 and in the second quarter 2013.

In the third quarter 2013, the year-on-year and sequential declines in internal HERE net sales were primarily due to lower recognition of deferred revenue related to our Smart Devices business unit.

At constant currency HERE’s overall net sales would have decreased 18% year-on-year and 9% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the increase in HERE non-IFRS gross margin in the third quarter 2013 was primarily due to a higher proportion of external sales, which generally carry a higher gross margin, and lower costs related to service delivery.

On a sequential basis, the increase in HERE non-IFRS gross margin in the third quarter 2013 was primarily due to lower sales of update units to vehicle customers, which generally carry a lower margin, and lower costs related to service delivery.

Non-IFRS Operating Expenses

HERE non-IFRS research and development expenses decreased 12% year-on-year due to cost reduction actions. On a sequential basis, research and development expenses decreased 7% in the third quarter 2013 primarily due to lower personnel costs.

HERE non-IFRS sales and marketing expenses decreased 11% year-on-year due to cost reduction actions. On a sequential basis, sales and marketing expenses decreased 14% in the third quarter 2013, primarily due to lower travel and marketing expenses.

HERE non-IFRS general and administrative expenses decreased 18% year-on-year primarily due to cost reduction actions. On a sequential basis, general and administrative expenses decreased 22% in the third quarter 2013 primarily due to decreased expenses related to shared function cost categorization and lower personnel costs.

Non-IFRS Operating Margin

The year-on-year decrease in HERE non-IFRS operating margin in the third quarter 2013 was primarily due to lower internal net sales.

The sequential improvement in HERE non-IFRS operating margin in the third quarter 2013 was primarily due to higher gross margin.

HERE non-IFRS other income and expense for the third quarter 2013 and 2012 and second quarter 2013 was an expense of EUR 1 million.

Operating Margin

In the third quarter 2013, HERE operating margin improved significantly to 6.6%, compared to negative 21.1% in the third quarter 2012, and negative 38.2% in the second quarter 2013. The year-on-year and sequential improvements in HERE operating margin in the third quarter 2013 were primarily due to the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as of the end second quarter 2013.

HERE other income and expense for the third quarter 2013 was an expense of EUR 4 million, an expense of EUR 11 million in the second quarter of 2013 and an expense of EUR 3 million in the third quarter 2012.

NOKIA SOLUTIONS AND NETWORKS

The following table sets forth a summary of the results for NSN and its reportable segments, Mobile Broadband and Global Services,  for the periods indicated, as well as the year-on-year and sequential growth rates.

NSN RESULTS SUMMARY

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Net sales (EUR million)	2 592	3 501	-26%	2 781	-7%
Mobile Broadband net sales (EUR million)	1 259	1 625	-23%	1 281	-2%
Global Services net sales (EUR million)	1 331	1 701	-22%	1 459	-9%
Non-IFRS gross margin (%)	36.6%	32.2%		38.3%
Non-IFRS operating expenses (EUR million)	732	796	-8%	766	-4%
Non-IFRS operating margin (%)	8.4%	9.3%		11.8%
Mobile Broadband contribution margin (%)	4.9%	18.3%		8.7%
Global Services contribution margin (%)	12.3%	2.7%		14.7%
Operating margin (%)	6.4%	5.2%		0.3%

Net Sales

The following table sets forth NSN net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NSN NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Europe	701	918	-24%	775	-10%
Middle East & Africa	247	325	-24%	268	-8%
Greater China	278	313	-11%	260	7%
Asia-Pacific	791	1 266	-38%	784	1%
North America	299	285	5%	348	-14%
Latin America	276	394	-30%	346	-20%
Total	2 592	3 501	-26%	2 781	-7%

The year-on-year decrease of 26% in NSN net sales in the third quarter 2013 was partially due to divestments of businesses not consistent with its strategic focus as well as the exiting of certain customer contracts and countries. Excluding these two factors, NSN net sales in the third quarter 2013 declined by approximately 20% primarily due to reduced wireless infrastructure deployment activity, which affected both Mobile Broadband and Global Services, and the net negative effect of foreign currency fluctuations. The year-on-year decrease in Mobile Broadband was primarily due to lower sales in WCDMA, GSM and CDMA. Within Mobile Broadband, LTE was approximately flat year-on-year as higher sales in North America, Europe and Latin America offset lower sales in Japan and Korea. On a constant currency basis, LTE sales grew year-on-year. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, consistent with lower levels of large scale Mobile Broadband deployments, and the exiting of certain contracts in line with NSN’s strategic focus. On a regional basis, we had lower cyclical sales in Asia Pacific following high levels of spending a year ago. In Europe, the year-on-year sales decline was primarily related to network modernization and divestments in line with our strategy. The year-on-year sales decline in Latin America was primarily driven by constrained operator spending and certain contract exits. Finally, the year-on-year decline in Middle East and Africa was primarily due to country exits.

The sequential decrease of 7% in NSN net sales in the third quarter 2013 was partially due to the exiting of certain customer contracts and countries as well as the divestments of businesses not consistent with NSN’s strategic focus. Excluding these two factors, NSN net sales in the third quarter 2013 decreased by approximately 4%, primarily due to seasonality, which affected both Global Services and Mobile Broadband, and the net negative effect of foreign currency fluctuations. The sequential decrease in Global Services net sales was primarily due to lower sales in professional services and customer care services, partially offset by higher sales in network implementation activity. The slight sequential decrease in Mobile Broadband net sales was primarily due to lower seasonal sales. On a regional basis, NSN net sales decline was primarily due to Europe related to lower seasonal spending and Latin America related to lower investments from operators.

In the third quarter 2013, Global Services represented 51% of NSN net sales, compared to 49% in the third quarter 2012 and 52% in the second quarter 2013. In the third quarter 2013, Mobile Broadband represented 49% of NSN net sales, compared to 46% in the third quarter 2012 and 46% in the second quarter 2013.

At constant currency, NSN net sales would have decreased approximately 21% year-on-year and approximately 5% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the increase in NSN non-IFRS gross margin in the third quarter 2013 was primarily due to a higher gross margin in Global Services related to significant efficiency improvements as a result of NSN’s restructuring program and the positive impact related to certain customer contract exits and the divestment of businesses which carried a lower gross margin, partially offset by a slightly lower gross margin in Mobile Broadband.

On a sequential basis, the decrease in NSN non-IFRS gross margin in the third quarter 2013 was primarily due to lower gross margins in Global Services and Mobile Broadband and the absence of non-recurring IPR income of approximately EUR 20 million that was recognized in the second quarter 2013, partially offset by a better product mix due to a higher proportion of Mobile Broadband net sales. The lower gross margin in Global Services was primarily driven by lower seasonal sales and the absence of the revenue triggered by certain project acceptances which was recognized in the second quarter 2013. The gross margin decline in Mobile Broadband was primarily due to costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China and lower seasonal sales.

Non-IFRS Operating Expenses

NSN non-IFRS research and development expenses decreased 7% year-on-year in the third quarter 2013. On a year-on-year basis, non-IFRS research and development expenses were lower primarily due to reduced investments in business activities that are not consistent with our focused strategy as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with our focused strategy, most notably LTE. On a sequential basis, non-IFRS research and development expenses were approximately flat in the third quarter 2013.

On a year-on-year and sequential basis, NSN non-IFRS sales and marketing expenses decreased 21% and 11% respectively in the third quarter 2013 primarily due to structural cost savings from our transformation and restructuring program.

NSN non-IFRS general and administrative expenses increased 11% year-on-year and decreased 4% sequentially in the third quarter 2013. On a year-on-year basis, non-IFRS general and administrative expenses were higher, primarily due to consultancy fees related to information technology and other projects.

Non-IFRS Operating Margin

The year-on-year decrease in NSN non-IFRS operating margin in the third quarter 2013 was primarily due to a lower contribution margin in Mobile Broadband, partially offset by a higher contribution margin in Global Services.

On a year-on-year basis, the 13.4 percentage point decline in Mobile Broadband contribution margin was primarily due to higher operating expenses as a percentage of net sales, and to a lesser extent by slightly lower gross margin. The year-on-year 9.6 percentage point increase in Global Services contribution margin was primarily due to higher gross margin and lower operating expenses as a percentage of net sales.

On a sequential basis non-IFRS operating margin decreased due to lower contribution margin for both Global Services and Mobile Broadband which declined by 2.4 and 3.8 percentage points respectively. The sequential decline in Global Services and Mobile Broadband contribution margin was primarily due to lower gross margin, and to a lesser extent, higher operating expenses as a percentage of net sales.

NSN non-IFRS other income and expenses for the third quarter 2013 was income of EUR 1 million, compared to expense of EUR 8 million in the third quarter 2012, and income of EUR 30 million in the second quarter 2013. On a year-on-year basis, the change in non-IFRS other income and expenses was primarily due to a reduction in doubtful account allowances, partially offset by the net negative effect of foreign currency fluctuations. On a sequential basis, the change was primarily due to positive impacts in the second quarter 2013 related to the gain on sale of real estate and the reduction in doubtful account allowances.

Operating Margin

The year-on-year increase in NSN operating margin in the third quarter 2013 was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales. NSN’s other income and expenses was an expense of EUR 38 million in the third quarter 2013, compared to an expense of EUR 95 million in the third quarter 2012.

On a sequential basis NSN operating margin increased primarily due to lower other expenses as a percentage of sales, partially offset by lower gross margin and higher operating expenses as a percentage of net sales. NSN’s other income and expenses was an expense of EUR 38 million in the third quarter 2013, compared to an expense of EUR 278 million in the second quarter 2013.

Global Restructuring Program

The following table sets forth a summary of NSN cost reduction activities and planned operational adjustments.

NSN RESTRUCTURING SUMMARY

EUR (million)	Q3/2013 (approximate)	Cumulative up to Q3/2013 (approximate)	Q4/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring-related charges	39	1 750	Not provided	Not provided	Not provided	1 800
Restructuring-related cash outflows	140	1 100	200	650	300	1 600

NSN continues to target to reduce NSN’ non-IFRS annualized operating expenses and production overheads by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011. In conjunction with this restructuring program, NSN continues to estimate total restructuring related charges of approximately EUR 1.8 billion as well as total restructuring related cash outflows of approximately EUR 1.6 billion.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash out-flows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

At the end of the third quarter 2013, NSN had approximately 49 100 employees, a reduction of approximately 11 500 compared to the end of the third quarter 2012, and approximately 1 400 compared to the end of the second quarter 2013.

THIRD QUARTER 2013 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports.

NOKIA GROUP HIGHLIGHTS

•                  On September 3, Nokia announced that it has signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft for EUR 5.44 billion in cash. The transaction, which is subject to approval by Nokia’s shareholders, regulatory approvals and other customary closing conditions, is expected to close in the first quarter of 2014. To avoid the perception of any potential conflict of interest between now and the pending closure of the transaction with Microsoft, Stephen Elop stepped aside as President and CEO of Nokia Corporation, resigned from the Board of Directors, and continued to work for Nokia as Executive Vice President, Devices & Services. Risto Siilasmaa assumed the interim CEO role for Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors, while Timo Ihamuotila became President of Nokia for the interim period while continuing to serve as CFO. Mr. Ihamuotila also assumed the responsibility of chairing the Nokia Leadership Team.

•                  Nokia announced on September 3, 2013 that following the transaction with respect to its Devices & Services business, Nokia plans to focus on its three established businesses, each of which is a leader in enabling mobility in its respective market segment: NSN, a leader in network infrastructure and services; HERE, a leader in mapping and location services; and Advanced Technologies, which will build on several of Nokia’s current CTO and intellectual property rights activities. Additionally, Nokia announced that its Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction. This evaluation will comprise of evaluations of strategies for each of Nokia’s three businesses and possible synergies between them, as well as an evaluation of the optimal corporate and capital structure for Nokia after the closing of the transaction.

•                  On August 7, Nokia announced that it had completed the acquisition of Siemens’ stake in Nokia Siemens Networks. The transaction was originally announced on July 1, 2013. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which is being used also for financial reporting purposes. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia.

•                  Nokia issued  EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds issued to Microsoft maturing in 5, 6 and 7 years respectively. On September 6, 2013, Nokia announced that it had decided to draw down all of this financing to prepay financing raised for the acquisition of the shares in NSN which was completed in August 2013 and for general corporate purposes. Microsoft has agreed not to sell any of the bonds or convert any of the bonds to Nokia shares prior to the closing of the sale of the Devices & Services business. If the sale of the Devices & Services business is completed, the bonds will be redeemed and the principal amount and accrued interest netted against the proceeds from the transaction. More information on the terms of the bonds can be found in the releases issued by Nokia on September 6, 2013 and September 24, 2013.

•                  Nokia ranked second within the Communications Equipment industry in the Dow Jones Sustainability Indexes (World) released in September 2013. Nokia is also among companies that have achieved the largest proportional improvement in their sustainability performance within their sector.

•                  The Carbon Disclosure Project (CDP) listed Nokia in the CDP Nordic 260 Climate Change Report 2013 (comprising 260 largest Nordic companies). Nokia is mentioned for the fifth year in a row in the Climate Disclosure Leadership Index, being the only Nordic company to have been featured in the index for two consecutive quarters.

DEVICES & SERVICES OPERATING HIGHLIGHTS

•                  Nokia’s new manufacturing facility in Hanoi, Vietnam, became fully operational in Q3. The new site has been established to produce our most affordable Asha smartphones and feature phones.

SMART DEVICES

•                  Nokia introduced and started shipments of the Nokia Lumia 1020, the company’s new flagship in smartphones. Boasting a second generation 41 megapixel sensor, the Nokia Lumia 1020 sets a new benchmark in smartphone imaging. Unlike any smartphone in the market today the Nokia Lumia 1020 reinvents zoom, enabling people to discover more detail than the eye can see. With Nokia’s innovative PureView technology, including optical image stabilization, the device is able to produce some of the sharpest images possible by any digital camera. In addition to the industry leading camera, the Nokia Lumia 1020 also comes with ad and subscription free Nokia Music streaming and leading maps and location experiences from HERE.

•                  Nokia announced the Nokia Lumia 625, an accessibly priced 4G smartphone. With its 4.7-inch super-sensitive LCD screen, the Lumia 625 features the largest smartphone screen from Nokia available in shops today. The Nokia Lumia 625 also provides many innovations found in the Nokia Lumia 1020, including a range of integrated camera applications like Nokia Smart Camera, offering handy features like removing unwanted objects from pictures, and Nokia Cinemagraph, which turns photos into living memories with added movement. The Lumia 625 also includes Nokia Music and HERE services.

•                  Nokia’s Lumia range of smartphones continued to attract businesses, including Delta Air Lines which has chosen the Lumia 820 for its more than 19 000 flight attendants to use for on-board payments. In addition, Britvic Soft Drinks, one of the UK’s leading soft drinks companies, and Gi Group, a leading Italian multinational company dedicated to the human resources market, have chosen Nokia Lumia as their business smartphone.

•                  Nokia started rolling out the Nokia Lumia Amber software update which delivers a wide range of new and improved features and apps, such as Nokia Glance Screen with the standby clock and an even better imaging experience for Nokia Lumia owners.

•                  The Windows Phone store continued to strengthen in terms of the quantity and quality of applications. The Windows Phone Store today offers more than 175 000 applications and games.

•                  Since the end of the quarter, Nokia has unveiled three new Lumia devices alongside new accessories, Nokia experiences and third-party developer applications, including Instagram and Vine. The new devices Nokia introduced at Nokia World in Abu Dhabi were Nokia’s first ever Windows tablet, the Nokia Lumia 2520, and two large-screen Lumia smartphones: the Lumia 1520 and 1320.

MOBILE PHONES

•                  Nokia introduced a new ultra-affordable camera phone, the Nokia 108, with a suggested retail price of around just EUR 22. Perfect for people purchasing their first-ever camera phone, the new handsets offer more than just calls and texts. The Nokia 108 also lets people take pictures and record video, helping them capture life’s important moments with an attractively-priced device.

•                  Nokia unveiled and started shipments of the Nokia 515, a premium mobile phone with a 5 megapixel camera retailing at EUR 115. Wrapped in lightweight aluminum, the device combines the best of Nokia - contemporary design, high quality materials and top performance.

•                  Nokia expanded its portfolio of highly affordable, 3G mobile phones by announcing and starting the shipments of the Nokia 207 and the Nokia 208. The Nokia 207 and Nokia 208 are designed for people who like a classic phone and traditional keypad but don’t want to miss out on smartphone experiences. The smart camera features of the Nokia 208 make taking pictures more enjoyable, with voice-guided self-portrait, sequential shot and panorama mode giving people more playful imaging options.

•                  Since the end of the quarter, Nokia has unveiled three new additions to the Asha Platform family of devices - the Nokia Asha 500, Asha 502 and Asha 503 — which join the already successful Asha 501 in pushing the boundaries of affordable smartphone innovation.

HERE OPERATING HIGHLIGHTS

During the third quarter 2013 HERE made significant progress towards its goal of becoming the leading location cloud business with the introduction of new, innovative products for the automotive industry, updates to its signature consumer experiences on Windows Phone and a number of new partnerships that demonstrate that HERE is the preferred partner across industries for maps and location-based technology:

•                 HERE announced a complete Connected Driving offer, including HERE Auto, HERE Auto Cloud and HERE Auto Companion. It is the only end-to-end driving solution on the market today, which will help car makers and in-vehicle technology suppliers connect the car to the cloud.

•                  HERE has radically improved its traffic product, HERE Traffic, by building a new system and engine that processes data even faster and more accurately than before.

•                  HERE has teamed up with Mercedes-Benz to jointly develop smart maps for connected cars and ultimately, self-driving cars leveraging cloud technology. Connecting the car to the cloud is one of the biggest opportunities for the automotive industry today and the ability to compute real-time information on demand will develop an entirely new class of services for consumers.

•                  Magneti Marelli is working with HERE to develop an end-to-end connected driving solution ready to use for car makers, based on Magneti Marelli’s open platform and the HERE Connected Driving offering.

•                  Continental Corporation will implement 3D content from HERE in its new infotainment platform. Automotive manufactures can expand their location-based applications to include rich 3D landmarks, satellite imagery with split screen and current traffic information. This also will advance the multi-mobile transportation concept another step by providing drivers the ability to synch their route profiles across in-dash systems in their vehicles and their smartphone, tablet or PC.

•                  HERE updated its signature HERE suite of location experiences on Windows Phone. The updates include an overview of traffic conditions as well as the introduction of My Commute for HERE Drive+, the introduction of a new feature for the augmented reality technology LiveSight in HERE Maps to let people stop and take a closer look at everything they find and browse in comfort, and a redesign of the user experience of HERE Transit.

•                  HERE announced the global release of HERE Drive+ for all Windows Phone 8 smartphones to extend the benefits of HERE Drive+ beyond Nokia Lumia devices to help more people navigate their lives with ease and confidence. HERE Drive+ provides access to global world-class voice-guided turn-by-turn navigation with true offline maps, enabling people to reach their destination safely even without a data connection.

•                  HERE delivers its indoor Venue Maps to Qualcomm Atheros, Inc., a subsidiary of Qualcomm Incorporated, helping Qualcomm IZat™ location technologies deliver more precise positioning to mobile devices inside buildings.

•                  Garmin continues to put their trust in HERE across the globe by recently adopting Natural Guidance in North America and Europe which enables guidance the way that humans provide directions to each other. This includes leveraging local knowledge and market research to incorporate local nuances for choosing and describing reference cues such as the color of a building or the name of a restaurant.

•                  Nikon COOLPIX Cameras are the first to launch Mapviewer on digital still cameras and also offer a digital location stamp that allows a city or POI name to be displayed with an image by leveraging the map content from HERE.

•                  Recently launched new-generation navigation systems for Lexus and Toyota in the Middle East are powered by HERE maps. This will expand coverage by adding Jordan and Lebanon to the 6-country Arabian Gulf coverage. New platforms integrate a range of new HERE features such as 3D Landmarks and 3D city models to help drivers obtain a better sense of orientation on the road.

•                  TripAdvisor, the world’s largest travel site, selected the HERE Platform for geocoding services to offer global coverage for consumers to plan trips. HERE offers precise location information in more than 196 countries, helping TripAdvisor website visitors to access hotels, restaurants, and attractions across the world.

NSN OPERATING HIGHLIGHTS

•                  Mobile broadband deal momentum continued and during the quarter NSN was selected by Tele2 Netherlands to deliver 4G and related services nationwide; appointed by Celcom in Malaysia to supply 4G network infrastructure and services; expanded the 2G network and renewed services contracts in Southern Iraq for Korek Telecom; launched commercial LTE services in Paris for SFR; was appointed by Mobily in Saudi Arabia, to further modernize and expand its 2G, 3G and 4G networks; was chosen by MTS to provide a network upgrade and services in the Ukraine; and deployed FDD-LTE and a full range of services for MTS in the Moscow and Central Russia regions.

•                  NSN continues to lead in 4G technology, and by September, had helped all three major Korean operators - SK Telecom, LG U+ and Korea Telecom — to become the world’s first to launch LTE-Advanced commercially, using the capabilities of NSN’s Flexi Multiradio Base Stations. During September, NSN also demonstrated the world’s first 4G TD-LTE network trial showing that Authorized Shared Access (ASA) is paving the way for future 5G networks. For the live trial, NSN deployed its network elements - commercial Single RAN Flexi MultiRadio 10 Base Stations, commercial Core Network and commercial NetAct network management system - in three Finnish cities.

•                  In August, industry analyst firm Gartner positioned NSN in the ‘Leaders’ quadrant of the Magic Quadrant for LTE Network Infrastructure, for the second consecutive year. The ranking — based on an evaluation of the company’s product development and innovation, financial performance, and customer references — places NSN among the three global network suppliers best positioned to support a mobile operator’s future in LTE, TD-LTE and LTE-Advanced.

•                  NSN continues to invest in innovation to stay at the forefront of mobile broadband. In July, NSN and CDNetworks began working together to accelerate the delivery of benefits from Liquid Applications, driving a step change in the mobile broadband experience and opening up new revenue streams for operators. In September, SK Telecom and NSN completed world’s first proof-of-concept of Liquid Applications over LTE, achieving a major milestone for enhancing the mobile broadband experience. The successful testing was conducted with three advanced services over LTE: location-based mobile advertising, augmented reality and premium application delivery.

•                  NSN has completed comprehensive testing of mobile voice core services running in the Telco Cloud and in July confirmed that its cloud technology is on the brink of commercial deployment. The company successfully demonstrated an exhaustive set of use cases covering Voice over LTE (VoLTE) based on IP Multimedia Subsystem (IMS) and full cloud orchestration, including cloud application management capabilities.

•                  In July, NSN’s Customer Experience Management (CEM) contract with Beijing Mobile was extended to implement an extensive Quality of Experience solution, further improving its end-user customer experience, linking network performance with subscriber satisfaction and application behavior.

NOKIA IN JANUARY-SEPTEMBER 2013

The following discussion is of Nokia’s reported results for January-September 2013. Comparisons are given to January- September 2012 results, unless otherwise indicated.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA GROUP RESULTS SUMMARY

	Q1- Q3/2013	Q1- Q3/2012	YoY Change
Net sales (EUR million)	17 209	22 135	-22%
Gross margin (%)	32.2	26.2
Operating expenses (EUR million)	-5 212	-6 842	-24%
Operating margin (%)	-0.09	-12.3
Financial income and expense, net	-227	-274	-17%
Tax	-346	-1 028	-66%
Loss	-721	-4 031	-82%
Loss attributable to equity holders of the parent	-590	-3 295	-82%
EPS, basic	-0.16	-0.89	-82%
EPS, diluted	-0.16	-0.89	-82%

The decline in the Nokia Group net sales in the nine months of 2013 resulted from lower net sales in Devices & Services, as well as lower net sales in NSN and HERE. Within Devices & Services the net sales of Mobile Phones declined more than net sales in Smart Devices. Mobile Phones net sales decline was due to lower volumes and ASPs, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. The net sales decline in Smart Devices was due to lower volumes and ASPs, affected by competitive industry dynamics including the strong momentum of competing smartphone platforms as well as our portfolio transition from Symbian products to Lumia products. The decline in HERE net sales was primarily due to a decline in internal net sales primarily related to our Smart Devices business unit, partially offset by an increase in external net sales. The decline in NSN net sales was primarily due to lower net sales in Global Services as well as lower net sales in businesses not consistent with NSN strategic focus. In addition, net sales in Mobile Broadband also declined on an overall basis, while delivering strong growth in LTE.

The increase in Nokia Group gross margin in the first nine months of 2013 was due to higher gross margins in NSN and Devices & Services. NSN gross margin primarily increased due to higher gross margin in both Global Services and Mobile Broadband, as well as a higher proportion of Mobile Broadband within the total sales mix. Devices & Services gross margin increased primarily due to higher gross margin in Smart Devices partially offset by lower gross margin in Mobile Phones.

The decrease in the Nokia Group operating expenses in the first nine months of 2013 was primarily due to Devices & Services and NSN. In both Devices & Services and NSN the decrease was primarily due to structural cost savings as well as overall cost controls.

The Nokia Group net financial income and expense in the first nine months of 2013 was a lower expense than in the first nine months of 2012. The lower net expense was primarily due to lower net foreign exchange-related losses.

The Nokia Group taxes in the first nine months of 2013 were significantly lower than in the first nine months of 2012. The lower tax expense was primarily due to the absence of a non-cash valuation allowances related to deferred tax assets of EUR 800 million in the second quarter 2012.

The Nokia Group loss in the first nine months of 2013 was a smaller loss primarily due to lower operating expenses, lower other expenses, and lower tax expense primarily due to the absence of a non-cash valuation allowances related to deferred tax assets of EUR 800 million in the second quarter 2012.

PERSONNEL

PERSONNEL END OF QUARTER

	Q3/2013	Q3/2012	YoY Change	Q2/2013	QoQ Change
Devices & Services and corporate common	32 186	38 264	-16%	31 376	3%
HERE	5 790	6 366	-9%	5 919	-2%
NSN	49 122	60 635	-19%	50 476	-3%
Nokia Group	87 098	105 265	-17%	87 771	-1%

The average number of Nokia Group employees during the period from January to September 2013 was 90 981, of which the average number of employees at HERE and NSN was 5 942 and 53 284 respectively.

SHARES

The total number of Nokia shares on September 30, 2013, was 3 744 994 342. On September 30, 2013, Nokia and its subsidiary companies owned 32 604 098 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported(*)	Non-IFRS	Non-IFRS(*)
	7-9/2013	7-9/2012	7-9/2013	7-9/2012

Net sales	5 662	7 239	5 662	7 239
Cost of sales	-3 867	-5 248	-3 867	-5 238

Gross profit	1 795	1 991	1 795	2 001
Research and development expenses	-891	-1 116	-884	-1 025
Selling and marketing expenses	-533	-699	-524	-654
Administrative and general expenses	-214	-227	-213	-227
Other income	85	116	85	81
Other expenses	-124	-629	-44	-86

Operating profit/loss	118	-564	215	90
Share of results of associated companies	3	2	3	2
Financial income and expenses	-64	-97	-64	-97

Profit/loss before tax	57	-659	154	-5
Tax	-161	-275	-130	-153

Loss/profit	-104	-934	24	-158

Loss/profit attributable to equity holders of the parent	-91	-959	31	-253
Loss/profit attributable to non-controlling interests	-13	25	-7	95
	-104	-934	24	-158

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.02	-0.26	0.01	-0.07
Diluted	-0.02	-0.26	0.01	-0.07

Average number of shares (1 000 shares)
Basic	3 712 233	3 710 982	3 712 233	3 710 982
Diluted	3 712 233	3 710 982	3 738 646	3 710 982

Depreciation and amortization, total	127	307	110	148

Share-based compensation expense, total	18	7	18	7

(*) 7-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported(*)	Non-IFRS	Non-IFRS(*)
	1-9/2013	1-9/2012	1-9/2013	1-9/2012

Net sales	17 209	22 135	17 210	22 136
Cost of sales	-11 668	-16 329	-11 668	-16 264

Gross profit	5 541	5 806	5 542	5 872
Research and development expenses	-2 874	-3 654	-2 689	-3 365
Selling and marketing expenses	-1 684	-2 460	-1 602	-2 212
Administrative and general expenses	-654	-728	-653	-728
Other income	276	214	249	175
Other expenses	-752	-1 904	-148	-235

Operating loss/profit	-147	-2 726	699	-493
Share of results of associated companies	-1	-3	-1	-3
Financial income and expenses	-227	-274	-227	-274

Loss/profit before tax	-375	-3 003	471	-770
Tax	-346	-1 028	-361	-119

Loss/profit	-721	-4 031	110	-889

Loss attributable to equity holders of the parent	-590	-3 295	-22	-847
Loss/profit attributable to non-controlling interests	-131	-736	132	-42
	-721	-4 031	110	-889

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.16	-0.89	-0.01	-0.23
Diluted	-0.16	-0.89	-0.01	-0.23

Average number of shares (1 000 shares)
Basic	3 711 964	3 710 799	3 711 964	3 710 799
Diluted	3 711 964	3 710 799	3 711 964	3 710 799

Depreciation and amortization, total	627	1 032	359	472

Share-based compensation expense, total	41	-2	41	-2

(*) 1-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2013	Y-o-Y change, %	7-9/2012	1-12/2012

Europe	1 623	-18	1 977	8 851
Middle-East & Africa	683	-33	1 014	4 145
Greater China	493	-17	592	2 894
Asia-Pacific	1 569	-30	2 249	8 186
North America	582	44	403	2 061
Latin America	712	-29	1 004	4 039

Total	5 662	-22	7 239	30 176

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.09.13	Y-o-Y change, %	30.09.12	31.12.12

Europe	29 568	-23	38 411	33 920
Middle-East & Africa	2 972	-26	4 034	3 582
Greater China	17 998	-8	19 516	19 033
Asia-Pacific	25 013	-3	25 695	24 650
North America	6 464	-13	7 440	6 957
Latin America	5 083	-50	10 169	9 656

Total	87 098	-17	105 265	97 798

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2013	Special items & PPA 7-9/2013	Non-IFRS 7-9/2013	Reported(*) 7-9/2012	Special items & PPA(*) 7-9/2012	Non- IFRS(*) 7-9/2012

Net sales	2 898	—	2 898	3 563	—	3 563
Cost of sales	-2 226	—	-2 226	-2 903	—	-2 903

Gross profit	672	—	672	660	—	660
% of net sales	23.2		23.2	18.5		18.5

Research and development expenses (1)	-330	1	-329	-423	1	-422
% of net sales	11.4		11.4	11.9		11.8

Selling and marketing expenses	-329	—	-329	-409	—	-409
% of net sales	11.4		11.4	11.5		11.5

Administrative and general expenses	-49	—	-49	-73	—	-73
% of net sales	1.7		1.7	2.0		2.0

Other income and expenses (2)	-50	38	-12	-427	419	-8

Operating loss/profit	-86	39	-47	-672	420	-252
% of net sales	-3.0		-1.6	-18.9		-7.1

Depreciation and amortization, total	49	-1	48	54	-1	53

(1) Amortization of acquired intangible assets of EUR 1 million in Q3/13 and EUR 1 million in Q3/12.

(2) Restructuring charges of EUR 15 million and associated impairments of EUR 5 million as well as transaction costs of EUR 18 million related to the proposed sale of substantially all of Devices & Services business to Microsoft recognized in Devices & Services other in Q3/13. Restructuring charges of EUR 454 million and a benefit from a cartel claim settlement of EUR 35 million recognized in Devices & Services other in Q3/2012.

(*) 7-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

HERE, EUR million

(unaudited)

	Reported 7-9/2013	Special items & PPA 7-9/2013	Non-IFRS 7-9/2013	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012

Net sales	211	—	211	265	—	265
Cost of sales	-37	—	-37	-52	—	-52

Gross profit	174	—	174	213	—	213
% of net sales	82.5		82.5	80.4		80.4

Research and development expenses (1)	-115	—	-115	-219	88	-131
% of net sales	54.5		54.5	82.6		49.4

Selling and marketing expenses (2)	-27	3	-24	-30	3	-27
% of net sales	12.8		11.4	11.3		10.2

Administrative and general expenses	-14	—	-14	-17	—	-17
% of net sales	6.6		6.6	6.4		6.4

Other income and expenses (3)	-4	3	-1	-3	2	-1

Operating profit/loss	14	6	20	-56	93	37
% of net sales	6.6		9.5	-21.1		14.0

Depreciation and amortization, total	16	-3	13	110	-91	19

(1) Amortization of acquired intangible assets of EUR 88 million in Q3/12.

(2) Amortization of acquired intangible assets of EUR 3 million in Q3/13 and EUR 3 million in Q3/12.

(3) Restructuring charges of EUR 3 million in Q3/13 and EUR 2 million in Q3/12.

NOKIA SOLUTIONS AND NETWORKS, EUR million

(unaudited)

	Reported 7-9/2013	Special items & PPA 7-9/2013	Non-IFRS 7-9/2013	Reported(*) 7-9/2012	Special items & PPA(*) 7-9/2012	Non- IFRS(*) 7-9/2012

Net sales	2 592	—	2 592	3 501	—	3 501
Cost of sales (1)	-1 643	—	-1 643	-2 383	10	-2 373

Gross profit	949	—	949	1 118	10	1 128
% of net sales	36.6		36.6	31.9		32.2

Research and development expenses (2)	-446	6	-440	-473	2	-471
% of net sales	17.2		17.0	13.5		13.5

Selling and marketing expenses (3)	-177	6	-171	-258	42	-216
% of net sales	6.8		6.6	7.4		6.2

Administrative and general expenses (4)	-122	1	-121	-109	—	-109
% of net sales	4.7		4.7	3.1		3.1

Other income and expenses (5)	-38	39	1	-95	87	-8

Operating profit/loss	166	52	218	183	141	324
% of net sales	6.4		8.4	5.2		9.3

Depreciation and amortization, total	62	-13	49	142	-67	75

(1) Charges of EUR 10 million related to country and contract exits based on Nokia Solutions and Networks strategy to focus on key markets and product segments in Q3/2012.

(2) Amortization of acquired intangible assets of EUR 6 million in Q3/13 and EUR 2 million in Q3/12.

(3) Amortization of acquired intangible assets of EUR 6 million in Q3/13 and EUR 42 million in Q3/12.

(4) Amortization of acquired intangible assets of EUR 1 million in Q3/13.

(5) Restructuring charges and associated charges of EUR 39 million in Q3/13. Restructuring charges and associated charges of EUR 64 million, including a positive adjustment of EUR 7 million related to Nokia Solutions and Networks country and contract exits, as well as amortization of acquired intangible assets of EUR 23 million in Q3/12.

(*) 7-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2013	Special items & PPA 7-9/2013	Non- IFRS 7-9/2013	Reported 7-9/2012	Special items & PPA 7-9/2012	Non-IFRS 7-9/2012

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-1	—	-1

Selling and marketing expenses	—	—	—	-2	—	-2

Administrative and general expenses	-29	—	-29	-28	—	-28

Other income and expenses	53	—	53	12	—	12

Operating profit/loss	24	—	24	-19	—	-19

Depreciation and amortization, total	—	—	—	1	—	1

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2013	Special items & PPA 7-9/2013	Non-IFRS 7-9/2013	Reported(*) 7-9/2012	Special items & PPA(*) 7-9/2012	Non-IFRS(*) 7-9/2012

Net sales	5 662	—	5 662	7 239	—	7 239
(Cost of sales 1)	-3 867	—	-3 867	-5 248	10	-5 238

Gross profit	1 795	—	1 795	1 991	10	2 001
% of net sales	31.7		31.7	27.5		27.6

Research and development expenses (2)	-891	7	-884	-1 116	91	-1 025
% of net sales	15.7		15.6	15.4		14.2

Selling and marketing expenses (3)	-533	9	-524	-699	45	-654
% of net sales	9.4		9.3	9.7		9.0

Administrative and general expenses (4)	-214	1	-213	-227	—	-227
% of net sales	3.8		3.8	3.1		3.1

Other income and expenses (5)	-39	80	41	-513	508	-5

Operating profit/loss	118	97	215	-564	654	90
% of net sales	2.1		3.8	-7.8		1.2

Share of results of associated companies	3		3	2		2
Financial income and expenses	-64		-64	-97		-97

Profit/loss before tax	57	97	154	-659	654	-5
Tax (6)	-161	31	-130	-275	122	-153

Loss/profit	-104	128	24	-934	776	-158

Loss/profit attributable to equity holders of the parent	-91	122	31	-959	706	-253
Loss/profit attributable to non-controlling interests	-13	6	-7	25	70	95
	-104	128	24	-934	776	-158

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.02		0.01	-0.26		-0.07
Diluted	-0.02		0.01	-0.26		-0.07

Average number of shares
(1 000 shares)
Basic	3 712 233		3 712 233	3 710 982		3 710 982
Diluted	3 712 233		3 738 646	3 710 982		3 710 982

Depreciation and amortization, total	127	-17	110	307	-159	148

Share-based compensation expense, total	18	—	18	7	—	7

(1) Charges of EUR 10 million related to country and contract exits based on Nokia Solutions and Networks’ strategy that focuses on key markets and product segments in Q3/12.

(2) Amortization of acquired intangible assets of EUR 7 million in Q3/13 and EUR 91 million in Q3/12.

(3) Amortization of acquired intangible assets of EUR 9 million in Q3/13 and EUR 45 million in Q3/12.

(4) Amortization of acquired intangible assets of EUR 1 million in Q3/13.

(5) Restructuring charges of EUR 57 million and associated impairments of EUR 5 million as well as transaction costs of EUR 18 million related to the proposed sale of substantially all of Devices & Services business to Microsoft in Q3/13. Restructuring charges of EUR 520 million, including a positive item of EUR 7 million related to Nokia Solutions and Networks country and contract exits, as well as a benefit from a cartel claim settlement of EUR 35 million and amortization of acquired intangible assets of EUR 23 million in Q3/12.

(6) Net tax expenses of EUR 33 million on prior year operations offset by certain tax benefits related to prior years’ earnings, as well as net tax benefit on special items and PPA of EUR 2 million in Q3/13. Non-cash deferred tax expense of EUR 157 million related to legal reorganizations arising from HERE business integration, partially offset by the tax impact of special items and PPA of EUR 35 million in Q3/12.

(*) 7-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	7-9/2013	7-9/2012(*)	1-9/2013	1-9/2012(*)	1-12/2012(*)

Net sales	5 662	7 239	17 209	22 135	30 176
Cost of sales	-3 867	-5 248	-11 668	-16 329	-21 786

Gross profit	1 795	1 991	5 541	5 806	8 390
Research and development expenses	-891	-1 116	-2 874	-3 654	-4 782
Selling and marketing expenses	-533	-699	-1 684	-2 460	-3 205
Administrative and general expenses	-214	-227	-654	-728	-955
Other income	85	116	276	214	449
Other expenses	-124	-629	-752	-1 904	-2 196

Operating profit/loss	118	-564	-147	-2 726	-2 299
Share of results of associated companies	3	2	-1	-3	-1
Financial income and expenses	-64	-97	-227	-274	-340

Profit/loss before tax	57	-659	-375	-3 003	-2 640
Tax	-161	-275	-346	-1 028	-1 145

Loss	-104	-934	-721	-4 031	-3 785

Loss attributable to equity holders of the parent	-91	-959	-590	-3 295	-3 104
Loss/profit attributable to non-controlling interests	-13	25	-131	-736	-681

	-104	-934	-721	-4 031	-3 785

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.02	-0.26	-0.16	-0.89	-0.84
Diluted	-0.02	-0.26	-0.16	-0.89	-0.84

Average number of shares (1 000 shares)
Basic	3 712 233	3 710 982	3 711 964	3 710 799	3 710 845
Diluted	3 712 233	3 710 982	3 711 964	3 710 799	3 710 845

Depreciation and amortization, total	127	307	627	1 032	1 326

Share-based compensation expense, total	18	7	41	-2	11

(*) 7-9/2012, 1-9/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

	7-9/2013	7-9/2012(*)	1-9/2013	1-9/2012(*)	1-12/2012(*)

Loss	-104	-934	-721	-4 031	-3 785

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	-14	-57	61	-171	-228
Items that may be reclassified subsequently to profit or loss
Translation differences	-85	-218	-270	32	40
Net investment hedges	14	26	74	-23	-58
Cash flow hedges	-18	-3	35	4	-41
Available-for-sale investments	18	-1	55	33	35
Other increase/decrease, net	1	-13	2	4	10
Income tax related to components of other comprehensive income/expense	8	19	-1	31	34

Other comprehensive expense, net of tax	-76	-247	-44	-90	-208

Total comprehensive expense	-180	-1 181	-765	-4 121	-3 993

Total comprehensive expense/income attributable to
equity holders of the parent	-162	-1 192	-642	-3 362	-3 281
non-controlling interests	-18	11	-123	-759	-712
	-180	-1 181	-765	-4 121	-3 993

(*) 7-9/2012, 1-9/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

Third quarter 2013, reported, EUR million

(unaudited)

	Smart Devices 7-9/2013	Mobile Phones 7-9/2013	Devices & Services other 7-9/2013	Devices & Services 7-9/2013	HERE 7-9/2013	Mobile Broadband 7-9/2013	Global Services 7-9/2013	Nokia Solutions and Networks Other 7-9/2013	Nokia Solutions and Networks 7-9/2013	Corporate Common 7-9/2013	Eliminations 7-9/2013	Nokia Group 7-9/2013

Net sales (1)	1 254	1 489	155	2 898	211	1 259	1 331	2	2 592		-39	5 662

Costs and expenses (2)	-1463	-1429	-42	-2 934	-193	-1 197	-1 167	-24	-2 388	-29	39	-5 505

Other income and expenses	-6	-6	-38	-50	-4	—	—	-38	-38	53	—	-39

Contribution	-215	54	75			62	164	-60
% of net sales	-17.1	3.6	48.4			4.9	12.3

Operating loss/profit				-86	14				166	24	—	118
% of net sales				-3.0	6.6				6.4			2.1
Depreciation and amortization, total				49	16	46	16	—	62	—		127

(1) Includes IPR income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

Third quarter 2012, reported, EUR million (*)

(unaudited)

	Smart Devices 7-9/2012	Mobile Phones 7-9/2012	Devices & Services other 7-9/2012	Devices & Services 7-9/2012	HERE 7-9/2012	Mobile Broadband 7-9/2012	Global Services 7-9/2012	Nokia Solutions and Networks Other 7-9/2012	Nokia Solutions and Networks 7-9/2012	Corporate Common 7-9/2012	Eliminations 7-9/2012	Nokia Group 7-9/2012

Net sales (1)	976	2 366	221	3 563	265	1 625	1 701	175	3 501		-90	7 239

Costs and expenses (2)	-1 451	-2 246	-111	-3 808	-318	-1 328	-1 655	-240	-3 223	-31	90	-7 290

Other income and expenses	-2	-4	-421	-427	-3	—	—	-95	-95	12	—	-513

Contribution	-477	116	-311			297	46	-160
% of net sales	-48.9	4.9	-140.7			18.3	2.7	-91.4

Operating loss/profit				-672	-56				183	-19	0	-564
% of net sales				-18.9	-21.1				5.2			-7.8
Depreciation and amortization, total				54	110	87	48	7	142	1		307

(1) Includes IPR income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

(*) 7-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

1-9/2013, reported, EUR million

(unaudited)

	Smart Devices 1-9/2013	Mobile Phones 1-9/2013	Devices & Services other 1-9/2013	Devices & Services 1-9/2013	HERE 1-9/2013	Mobile Broadband 1-9/2013	Global Services 1-9/2013	Nokia Solutions and Networks Other 1-9/2013	Nokia Solutions and Networks 1-9/2013	Corporate Common 1-9/2013	Eliminations 1-9/2013	Nokia Group 1-9/2013

Net sales (1)	3 582	4 484	444	8 510	660	3 784	4 213	180	8 177		-138	17 209

Costs and expenses (2)	-4 130	-4 319	-116	-8 565	-812	-3 481	-3 754	-327	-7 562	-79	138	-16 880

Other income and expenses	-19	-20	-67	-106	-20	—	—	-438	-438	88	—	-476

Contribution	-567	145	261			303	459	-585
% of net sales	-15.8	3.2	58.8			8.0	10.9

Operating loss/profit				-161	-172				177	9	—	-147
% of net sales				-1.9	-26.1				2.2			-0.9
Depreciation and amortization, total				147	224	173	80	1	254	2		627

(1) Includes IPR income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

1-9/2012, reported, EUR million (*)

(unaudited)

	Smart Devices 1-9/2012	Mobile Phones 1-9/2012	Devices & Services other 1-9/2012	Devices & Services 1-9/2012	HERE 1-9/2012	Mobile Broadband 1-9/2012	Global Services 1-9/2012	Nokia Solutions and Networks Other 1-9/2012	Nokia Solutions and Networks 1-9/2012	Corporate Common 1-9/2012	Eliminations 1-9/2012	Nokia Group 1-9/2012

Net sales (1)	4 221	6 968	643	11 832	825	4 267	4 950	574	9 791		-313	22 135

Costs and expenses (2)	-5 500	-6 620	-406	-12 526	-1 048	-4 075	-4 848	-898	-9 821	-89	313	-23 171

Other income and expenses	-17	-27	-625	-669	-22	—	—	-1 017	-1 017	18	—	-1 690

Contribution	-1 296	321	-388			192	102	-1 341
% of net sales	-30.7	4.6	-60.3			4.5	2.1

Operating loss/profit				-1 363	-245				-1 047	-71	—	-2 726
% of net sales				-11.5	-29.7				-10.7			-12.3
Depreciation and amortization, total				185	390	274	149	31	454	3		1 032

(1) Includes IPR income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

(*) 1-9/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	30.09.2013	30.09.2012(*)	31.12.2012(*)
ASSETS
Non-current assets
Goodwill	4 815	4 882	4 876
Other intangible assets	345	804	647
Property, plant and equipment	1 164	1 594	1 431
Investments in associated companies	60	57	58
Available-for-sale investments	761	671	689
Deferred tax assets	1 028	1 544	1 279
Long-term loans receivable	106	69	125
Other non-current assets	138	137	156
	8 417	9 758	9 261
Current assets
Inventories	1 500	1 969	1 538
Accounts receivable	3 717	5 426	5 551
Prepaid expenses and accrued income	2 865	3 427	3 239
Current portion of long-term loans receivable	45	28	35
Other financial assets	317	464	451
Investments at fair value through profit and loss, liquid assets	391	462	415
Available-for-sale investments, liquid assets	1 174	657	542
Available-for-sale investments, cash equivalents	3 880	4 599	5 448
Bank and cash	3 689	3 061	3 504
	17 578	20 093	20 723
Assets held for sale	94	—	—
Total assets	26 089	29 851	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	612	357	446
Treasury shares	-604	-629	-629
Translation differences	614	772	745
Fair value and other reserves	98	81	-5
Reserve for invested non-restricted equity	3 115	3 136	3 136
Retained earnings	2 603	3 803	3 997
	6 684	7 766	7 936
Non-controlling interests	207	1 273	1 303
Total equity	6 891	9 039	9 239

Non-current liabilities
Long-term interest-bearing liabilities	4 699	3 827	5 087
Deferred tax liabilities	179	986	701
Other long-term liabilities	382	431	489
	5 260	5 244	6 277
Current liabilities
Current portion of long-term loans	1 847	288	201
Short-term borrowing	175	1 100	261
Other financial liabilities	76	152	90
Accounts payable	3 564	4 254	4 394
Accrued expenses and other liabilities	5 817	6 853	6 903
Provisions	2 459	2 921	2 619
	13 938	15 568	14 468
Total shareholders’ equity and liabilities	26 089	29 851	29 984
Interest-bearing liabilities	6 721	5 215	5 549
Shareholders’ equity per share, EUR	1.80	2.09	2.14
Number of shares (1 000 shares) (1)	3 712 390	3 710 984	3 710 985

(1) Shares owned by Group companies are excluded.

(*) Nokia’s financial accounts for periods ending September 30 , 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	7-9/2013	7-9/2012(*)	1-9/2013	1-9/2012(*)	1-12/2012(*)
Cash flow from operating activities
Loss attributable to equity holders of the parent	-91	-959	-590	-3 295	-3 104
Adjustments, total	332	1 139	1 536	3 259	3 840
Change in net working capital	-157	-212	-823	155	119
Cash generated from operations	84	-32	123	119	855
Interest received	23	33	66	100	130
Interest paid	-37	-54	-133	-189	-277
Other financial income and expenses, net	83	-284	203	-559	-584
Income taxes paid	-144	-92	-240	-388	-478
Net cash from/used in operating activities	9	-429	19	-917	-354

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	—	-40	—	24	13
Purchase of current available-for-sale investments, liquid assets	-358	-1 105	-1 015	-1 498	-1 668
Purchase of investments at fair value through profit and loss, liquid assets	—	—	—	-40	-40
Purchase of non-current available-for-sale investments	-10	-14	-39	-45	-55
Purchase of shares in associated companies	—	—	-6	-1	-1
Proceeds from (+) / payment of (-) other long-term loans receivable	0	2	-2	1	—
Proceeds from (+) / payment of (-) short-term loans receivable	17	-39	20	13	24
Capital expenditures	-73	-68	-334	-315	-461
Proceeds from disposal of businesses, net of disposed cash	-10	-1	-70	-121	-15
Proceeds from disposal of shares in associated companies	—	—	—	5	5
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	160	679	368	2 071	2 355
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets		44	—	44	86
Proceeds from sale of non-current available-for-sale investments	56	26	94	34	37
Proceeds from sale of fixed assets	27	5	135	95	279
Dividends received	—	—	2	3	3
Net cash used in / from investing activities	-191	-511	-847	270	562

Cash flow from financing activities
Purchase of a subsidiary’s equity instruments	-1 706	—	-1 706	—	—
Proceeds from long-term borrowings	1 499	1	2 291	2	752
Repayment of long-term borrowings	-15	-50	-813	-243	-266
Proceeds from (+) / payment of (-) short-term borrowings	-56	90	-141	91	-196
Dividends paid and other contributions to shareholders	-8	—	-51	-749	-755
Net cash used in/from financing activities	-286	41	-420	-899	-465
Foreign exchange adjustment	-46	-127	-136	-30	-27
Net increase (+) / decrease (-) in cash and cash equivalents	-514	-1 026	-1 384	-1 576	-284
Cash and cash equivalents at beginning of period	8 082	8 686	8 952	9 236	9 236
Cash and cash equivalents at end of period	7 568	7 660	7 568	7 660	8 952

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(*) 7-9/2012, 1-9/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
Balance at December 31, 2011(*)	246	362	-644	771	153	3 148	7 836	11 872	2 037	13 909
Remeasurements on defined benefit pensions, net of tax					-93			-93	-58	-151
Translation differences				34				34	-2	32
Net investment hedge losses, net of tax				-33				-33		-33
Cash flow hedges, net of tax					-13			-13	39	26
Available-for-sale investments, net of tax					34			34	-1	33
Other increase, net							4	4	-1	3
Loss							-3 295	-3 295	-736	-4 031
Total comprehensive income	—	—	—	1	-72	—	-3 291	-3 362	-759	-4 121
Share-based compensation		-1						-1		-1
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Dividend							-742	-742	-7	-749
Other change in non-controlling interests								—	2	2
Total of other equity movements	—	-5	15	—	—	-12	-742	-744	-5	-749
Balance at September 30, 2012(*)	246	357	-629	772	81	3 136	3 803	7 766	1 273	9 039

Balance at December 31, 2012(*)	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					34			34	25	59
Translation differences				-247				-247	-23	-270
Net investment hedge gains, net of tax				74				74		74
Cash flow hedges, net of tax					29			29	6	35
Available-for-sale investments, net of tax					56			56	—	56
Other increase, net							2	2	—	2
Loss							-590	-590	-131	-721
Total comprehensive income	—	—	—	-173	119	—	-588	-642	-123	-765
Share-based compensation		20						20		20
Excess tax benefit on share-based compensation		2						2		2
Settlement of performance and restricted shares		-7	25			-21		-3		-3
Dividend								—	-20	-20
Acquisition of non-controlling interest		-3		42	-16		-806	-783	-924	-1 707
Other change in non-controlling interests								—	-29	-29
Convertible bond - equity component		154						154		154
Total of other equity movements	—	166	25	42	-16	-21	-806	-610	-973	-1 583
Balance at September 30, 2013	246	612	-604	614	98	3 115	2 603	6 684	207	6 891

(*) Nokia’s financial accounts for periods ending September 31, 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

(unaudited)

From Q1 2013 onwards the Group presents information on fair value measurement of financial assets and liabilities due to changes in the disclosure requirements for interim financial statements.

	Carrying amounts
At September 30, 2013	Current available -for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	517	—	—	—	517	517
Available-for-sale investments, carried at cost less impairment	—	233	—	—	—	233	233
Long-term loans receivable	—	—	—	106	—	106	94
Accounts receivable	—	—	—	3 717	—	3 717	3 717
Current portion of long-term loans receivable	—	—	—	45	—	45	45
Other current financial assets, derivatives	—	—	233	—	—	233	233
Other current financial assets, other	—	—	—	84	—	84	84
Investments at fair value through profit and loss, liquid assets	—	—	391	—	—	391	391
Available-for-sale investments, liquid assets carried at fair value	1 174	—	—	—	—	1 174	1 174
Available for-sale investments, cash equivalents carried at fair value	3 880	—	—	—	—	3 880	3 880
Total financial assets	5 054	761	624	3 952	—	10 391	10 379

Long-term interest-bearing liabilities	—	—	—	—	4 699	4 699	5 772
Current portion of long-term loans	—	—	—	—	1 847	1 847	1 852
Short-term borrowing	—	—	—	—	175	175	175
Other financial liabilities	—	—	76	—	—	76	76
Accounts payable	—	—	—	—	3 564	3 564	3 564
Total financial liabilities	—	—	76	—	10 285	10 361	11 439

	Carrying amounts
At December 31, 2012	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	447	—	—	—	447	447
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	125	—	125	113
Accounts receivable	—	—	—	5 551	—	5 551	5 551
Current portion of long-term loans receivable	—	—	—	35	—	35	35
Other current financial assets, derivatives	—	—	448	—	—	448	448
Other current financial assets, other	—	—	—	3	—	3	3
Investments at fair value through profit and loss, liquid assets	—	—	415	—	—	415	415
Available-for-sale investments, liquid assets carried at fair value	542	—	—	—	—	542	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	—	—	5 448	5 448
Total financial assets	5 990	689	863	5 714	—	13 256	13 244

Long-term interest-bearing liabilities	—	—	—	—	5 087	5 087	5 298
Current portion of long-term loans	—	—	—	—	201	201	201
Short-term borrowing	—	—	—	—	261	261	261
Other financial liabilities	—	—	90	—	—	90	90
Accounts payable	—	—	—	—	4 394	4 394	4 394
Total financial liabilities	—	—	90	—	9 943	10 033	10 244

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At September 30, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	52	23	442	517
Other current financial assets, derivatives	—	233	—	233
Investments at fair value through profit and loss, liquid assets	391	—	—	391
Available-for-sale investments, liquid assets carried at fair value	1 164	10	—	1 174
Available for-sale investments, cash equivalents carried at fair value	3 880	—	—	3 880
Total assets	5 498	266	442	6 206
Derivative liabilities	—	76	—	76
Total liabilities	—	76	—	76

At December 31, 2012	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	57	20	370	447
Other current financial assets, derivatives	—	448	—	448
Investments at fair value through profit and loss, liquid assets	415	—	—	415
Available-for-sale investments, liquid assets carried at fair value	532	10	—	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	5 448
Total assets	6 463	478	370	7 311
Derivative liabilities	—	90	—	90
Total liabilities	—	90	—	90

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available- for-sale investments carried at fair value
Balance at December 31, 2012	370
Total gains (+)/losses (-) in income statement	68
Total gains (+)/losses (-) recorded in other comprehensive income	58
Purchases	34
Sales	-93
Other transfers	5
Balance at September 30, 2013	442

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net loss of EUR 8 million (net loss of EUR 23 million in 2012) related to level 3 financial instruments held at September 30, 2013, was included in the profit and loss during 2013.

In Q3 2013 Nokia Group has concluded that certain real estate properties meet the criteria of assets held for sale. These long-lived assets have been identified for disposal as part of the on-going restructuring activities. Nokia expects to realize the sale of these properties within the following twelve months. At September 30, 2013 the fair value of these assets was EUR 94 million. The valuation of these assets is based on third-party evaluations by real estate brokers taking into account Nokia’s divestment strategy for these assets as well as relevant market dynamics. This evaluation includes non-market observable inputs and hence these assets are considered to be level 3 category assets that are measured at fair value on a non-recurring basis.

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	30.09.2013	30.09.2012	31.12.2012
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	375	382	381
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	750	765	761
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	—	750
EUR Convertible Bond 2020 (EUR 500 million 3.625%)	Nokia Corporation	September 2020	500	—	—
EUR Convertible Bond 2019 (EUR 500 million 2.5%)	Nokia Corporation	September 2019	500	—	—
EUR Convertible Bond 2018 (EUR 500 million 1.125%)	Nokia Corporation	September 2018	500	—	—
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500	500
Differences between Bond nominal and carrying values(1)	Nokia Corporation		-158	156	55
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		134	248	209
Total Nokia			5 601	3 801	4 406

Nokia Solutions and Networks	Issuer/Borrower	Final Maturity	30.09.2013	30.09.2012	31.12.2012
Revolving Credit Facility (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	June 2015	—	—	—
EUR Bond 2020 (EUR 350 million 7.125%)	Nokia Solutions and Networks Finance B.V.	April 2020	350	—	—
EUR Bond 2018 (EUR 450 million 6.75%)	Nokia Solutions and Networks Finance B.V.	April 2018	450	—	—
EUR Finnish Pension Loan	Nokia Solutions and Networks Oy	October 2015	110	154	132
EUR Nordic Investment Bank	Nokia Solutions and Networks Finance B.V.	March 2015	24	80	80
EUR EIB R&D Loan	Nokia Solutions and Networks Finance B.V.	January 2015	50	150	150
Bank Term Loan (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	Prepaid March 2013	—	750	600
Differences between Bond nominal and carrying values(1)			-19	—	—
Other interest-bearing liabilities	Nokia Solutions and Networks Finance B.V. and various subsidiaries		155	280	181
Total Nokia Solutions and Networks			1 120	1 414	1 143

Total Nokia Group			6 721	5 215	5 549

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants.

All Nokia Solutions and Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Solutions and Networks borrowings and thus these are non-recourse to Nokia. All Nokia Solutions and Networks Finance B.V. borrowings above are guaranteed by Nokia Solutions and Networks Oy and/or Nokia Solutions and Networks B.V. In December 2011, Nokia Solutions and Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million.

In March 2013 Nokia Solutions and Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 780 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes.

Of the Nokia Solutions and Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan EUR 44 million, EUR 25 million and EUR 16 million respectively are included in current maturities as of 30 September, 2013.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.2013	30.09.2012	31.12.2012

Collateral for own commitments
Assets pledged	38	2	38

Contingent liabilities on behalf of Group companies
Other guarantees	846	1 130	945

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	16	—	11

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	23	12
Other guarantees	198	17	60

Leasing obligations	974	958	1 008

Financing commitments
Customer finance commitments	30	30	34
Venture fund commitments	231	282	282

1 EUR = 1.334 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). Excluding impacts of IAS 19R, Employee Benefits the accounting policies and methods of computation followed in the interim financial statements are consistent with those followed in the consolidated financial statements of Nokia for 2012.

RISK AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; I) the timing of the deliveries of our products and services; J) our ability to innovate, develop, execute and commercialize new technologies, products and services; K) expectations regarding market developments and structural changes; L) expectations and targets regarding performance, including those related to market share, prices, net sales and margins of products and services; M) expectations and targets regarding collaboration and partnering arrangements; N) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; O) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and P) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business, reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; 11) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 12) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 13) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 14) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 15) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive products and location-based or other services to the market in a timely manner; 16) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses and our ability to complete the planned divestments and acquisition, including obtaining any needed regulatory approvals; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 19) our ability to maintain and leverage our position and strengths, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 20) the performance of the parties we partner and collaborate with and our ability to achieve successful collaboration or partnering arrangements; 21) our ability to deliver our products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 22) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 23) any actual or even alleged defects or other quality, safety and security issues in our products; 24) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 25) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 26) our ability to successfully manage the pricing of our products and services and costs related to our products and services and our operations; 27) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 28) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 29) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 30) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 31) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 32) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 33) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 34) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 35) Nokia Solutions and Networks’ (renamed from Nokia Siemens Networks) also referred to as NSN success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 36) NSN’s ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 37) NSN’s success in implementing its restructuring plan and reducing its operating expenses and other costs; 38) NSN’s ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 39) NSN’s dependence on limited number of customers and large, multi-year contracts; 40) NSN’s liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 41) the management of NSN’s customer financing exposure; 42) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks (renamed Nokia Solutions and Networks); 43) any impairment of NSN’s customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks (renamed Nokia Solutions and Networks), as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — October 29, 2013

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its fourth quarter 2013 and annual 2013 report on January 23, 2014

•                  Nokia will hold an Extraordinary General Meeting on November 19, 2013. The notice of the meeting and more information can be found at www.nokia.com/gm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal